SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549






                                    FORM U5S





                                  ANNUAL REPORT

                      For the year ended December 31, 2000









       Filed pursuant to the Public Utility Holding Company Act of 1935 by



                                SCANA Corporation
                                1426 Main Street
                               Columbia, SC 29201

                                TABLE OF CONTENTS


Item                                                                       Page

  1  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000        3

  2  ACQUISITIONS OR SALES OF UTILITY ASSETS                                 4

  3  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES       4

  4  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES              4

  5  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES                        4

  6  OFFICERS AND DIRECTORS

        Part I                                                               5
        Part II                                                             22
        Part III                                                            22

  7  CONTRIBUTIONS AND PUBLIC RELATIONS                                     34

  8  SERVICE, SALES AND CONSTRUCTION CONTRACTS

        Part I                                                              36
        Part II                                                             36
        Part III                                                            37

  9  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                     37

 10  FINANCIAL STATEMENTS AND EXHIBITS

        FINANCIAL STATEMENTS                                                37

        EXHIBITS                                                            37


ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2000

                         Name of Company
                        (and abbreviation                # Common            %             Issuer         Owner's
                          used herein)                 Shares Owned     Voting Power     Book Value      Book Value
---------------------------------------------------- ----------------- --------------- --------------- ---------------
                                                                                           (Dollars in Millions)
SCANA Corporation (SCANA)                             Publicly owned
  South Carolina Electric & Gas Company (SCE&G)         40,296,147          100            $1,764           $1,764
       SCE&G Trust I (A)                                     61,856         100                  2                2
       SC Coaltech No. 1 LP (1)                                  n/a          40                10                1
  South Carolina Generating Company, Inc. (GENCO)                           100                 39              39
                                                               1
  South Carolina Fuel Company, Inc. (SCFC)                                  100                  -                -
                                                                1
  South Carolina Pipeline Corporation (SCPC)                                100               108              108
                                                                1
       C&T Pipeline, LLC *                                       100        100                  1                1
  SCANA Propane Gas, Inc. (SPG)*                               1,000        100                  1                1
       SCANA Propane Supply, Inc. *                          10,000         100                 (2)              (2)
       USA Cylinder Exchange, Inc. *                        250,000         100                 (3)              (3)
  SCANA Energy Marketing, Inc. (SEMI)                                       100                 (11)            (11)
                                                                1
      SCANA Energy Trading, LLC (D)                               n/a         60                  -               -
  SCANA Petroleum Resources, Inc. (SPR) *                      1,000        100                  (1)              (1)
      SPR  Gas Services, Inc. *                                1,000        100                   -                -
  SCANA Services, Inc.                                         1,000        100                  36              36
  SCANA Communications, Inc. (SCI)                                          100                183              183
                                                            1
      SCANA Communications Holdings, Inc. (SCHI)               1,000        100                173              173
          Powertel, Inc. (B)                                4,948,795           15.7          (261)             479
      FRC, LLC (D)                                                n/a         50                 15               7
  Primesouth Inc. (PSI)                                        1,000        100                   2               2
      Palmark, Inc.                                            1,000        100                   -               -
  SCANA Resources, Inc. (SR)                                                     100              -              -
                                                            1
      Company 19A (formerly Instel, Inc.) *                    1,000        100                   -               -
      Solo Energy Corporation (2)                                 n/a         16.48               1              6
  ServiceCare, Inc.                                            1,000        100                  (7)             (7)
  SCANA Propane Services, Inc. *                               1,000        100                   -               -
  SCANA Development Corporation (SDC) *                             4       100                   3               3
  Cogen South, LLC (D)                                            n/a         50                 27             13
  Palmetto Lime, LLC (C) (D)                                      n/a         49                 (4)            (2)
  Public Service Company of North Carolina,
Incorporated (PSNC) (3)                                         1,000        100                756             756
      Clean Energy Enterprises, Inc.                            2,000        100                   7               7
      PSNC Blue Ridge Corporation                               1,000        100                   2               2
          Pine Needle LNG Company, LLC (D)                         n/a         17                10              10
      PSNC Production Corporation                               1,000        100                  4               4
          SCANA Public Service Company, LLC (D)                              100                   8              8
                                                                 n/a
      PSNC Cardinal Pipeline Company                            1,000        100                   3              3
          Cardinal Pipeline Company, LLC (D)                                   33                22              22
                                                            n/a

*Denotes inactive company

(1) This limited partnership was organized April 7, 2000 under the jurisdiction of Delaware for the production and sale of synthetic fuel.
    SCE&G is a limited partner.
(2) This corporation was organized January 6, 1997 under the jurisdiction of Delaware to provide long-term energy service contracts from the use of micro turbines. On June 6, 2000 SCANA Resources, Inc. acquired 7,000,000 shares of Series B Preferred Stock.
(3) This South Carolina corporation was organized February 16, 1999 for the acquisition of a North Carolina utility. The acquisition was completed February 10, 2000.
(A) An investment in a Delaware statutory business trust of 61,856 common securities, representing 100% of the common beneficial interests in the assets of the trust. The trust owns $50,000,000 aggregate principal amount of 7.55% Series A Junior Subordinated Deferrable Interest
    Debentures issued by the Company.
(B) Investments in other equity securities of Powertel, Inc. include 100,000 hares (50%) of Series B Convertible Preferred stock with an issuer's book value of $76 and owner's book value of $75; 50,000 shares (50%) of Series D Convertible Preferred stock with an issuer's book value of $22 and an owner's book value of $23; and 50,000 share (50%)of Series E Convertible Preferred stock with an issuer's book Value of $76 and an owner's book value of $75.
(C) An investment in unsecured debt of Palmetto Lime, LLC having an issuer's and owner's book value of $16. (D) A membership interest owned of 70% in SCANA Energy Trading, LLC; a membership interest owned of 50% in FRC, LLC; a membership interest owned of 50% in Cogen South, LLC; a membership interest owned of 49% in Palmetto Lime, LLC; a membership interest owned of
      17% in Pine Needle LNG Company, LLC; a membership interest owned of 100% in SCANA Public Service Company, LLC and a membership interest owned of 33% in Cardinal Pipeline Company, LLC.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

       None.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                    Issued                Pledged
Name of                              and                Guaranteed     Interest   Transaction                Commission
Issuer     Title of Issue            Sold                 Assumed         Rate        Date       Proceeds     Authorization
-------------------------------- -------------- ---- ----------------- -------------------------- --------------- ---------------

SCE&G    First Mortgage Bonds        $150,000,000               -         7.50%     06/14/2000  $148,459,500    Rule 52
SCFC     Commercial Paper Program     $70,217,000  (1)          -         6.57%     12/28/2000    $70,217,000   Rule 52

(1) The commercial paper program credit agreement is for $125,000,000 and became effective December 19, 2000. The maximum amount outstanding was $70,217,000 beginning December 28, 2000.

The registrant and two of its subsidiaries (SCE&G and SCPC) are self-insured for the first $500,000 for worker's compensation coverage guaranteed through a Letter of Credit (in lieu of a bond). PSNC is self-insured for the first $200,000 for worker's compensation coverage guaranteed by a surety bond.

The above do not include guarantees of system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 certificate filing requirements.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                                                                              Extinguished      Commission
                                                                                                  (E)
                                                                                               or Held for    Authorization
 Name of                                  Number of Shares or Principal Amount                  Further            or
  Issuer   Title of Issue                    Acquired   Redeemed   Retired     Consideration Disposition (D)    Exemption
-------------------------------------------------- ------------ ------------- ------------- ---------------- ---------------

SCE&G    First Mortgage Bonds                                   $100,000,000                       E            Rule 42
                                                                              $100,000,000
SCE&G    Pollution Control Facilities                                                              E            Rule 42
         Revenue Bonds                                          $140,000      $140,000
SCE&G    Franchise Agreement                                                                       E            Rule 42
                                                                 $3,571,428    $3,571,428
SCE&G    Department of Energy D&D Fund                                                             E            Rule 42
                                                                $409,252        $409,252
PSNC     Senior Debenture                                                      $3,750,000          E            Rule 42
                                                                               $3,812,625
SCANA    Unsecured Notes                                        $170,000,000  $170,000,000         E            Rule 42
SCPC     Notes                                                                                     E            Rule 42
                                                                $1,250,000    $1,250,000


ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

 Category 1

                                    Aggregate
           Investor             Number of Investments        Investment                     Description
  ---------------------------- ------------------------- ------------------- -------------------------------------------
  ---------------------------- ------------------------- ------------------- -------------------------------------------

  SCANA                                   2                   $387,867       Provides loan capital to promote business
                                                                             and industry in South Carolina

  SR                                      1                   $150,000       Provides loan capital to promote business
                                                                             and industry in South Carolina

  SCE&G                                   1                    $60,000       Provides loan capital to promote business
                                                                             and industry in South Carolina

Category 2

                                                                                      %Voting        Book
   Investor              Issuer           Investment                  Shares           Power        Value      Description
--------- ------------------------- ------------------------------ ----------- -------- ------------- -----------------------------
--------- ------------------------- ------------------------------ ----------- -------- ------------- -----------------------------
SCHI      ITC Holding Company,      Common Shares                   3,098,464     8.2%    $5,764,411  Owns interests in
          Inc.
                                                                                                        telecommunications
                                                                                                      companies -
                                                                                                        Section 34 exempt
SCHI      ITC Holding Company,      Series A Convertible              645,153        -    $7,222,279
          Inc.                      Preferred
SCHI      ITC Holding Company,      Series B Convertible              133,664        -    $4,036,489
          Inc.                      Preferred
SCHI      ITC DeltaCom, Inc.        Common Shares                   5,112,127     8.0%   $27,557,431  Telecommunications - Section
                                                                                                         34 exempt
SCHI      ITC DeltaCom, Inc.        Series A Convertible            1,480,771        -   $11,259,673
                                    Preferred
SCHI      Knology                   Series A Preferred              7,234,271        -   $34,362,787  Telecommunications - Section
                                                                                                         34 exempt
SCHI      Knology                   Senior Discount Note, 11.875%           -        -   $57,876,009
SCHI      Knology                   Warrants to buy Series A              265        -             -
                                    Preferred
PSI       West Texas Renewables
            Limited Partnership     Limited Partnership                   n/a        -    $7,834,774  Electric generation

ITEM 6.  OFFICERS AND DIRECTORS

Part I.

                                    OFFICERS

The symbols used to indicate the positions held by officers are shown in the position symbol key as follows:

AS                                                  Assistant Secretary
AT                                                  Assistant Treasurer
C                                                   Controller
CEO                                                 Chief Executive Officer
CFO                                                 Chief Financial Officer
CH                                                  Chairman
COO                                                 Chief Operating Officer
CS                                                  Chief Scientist
DGC                                                 Deputy General Counsel
E                                                   Executive
EVP                                                 Executive Vice President
GC                                                  General Counsel
GM                                                  General Manager
GP                                                  General Partner
LP                                                  Limited Partner
M                                                   Member
O                                                   Officer
P                                                   President
S                                                   Secretary
SVP                                                 Senior Vice President
T                                                   Treasurer
VCH                                                 Vice Chairman


SCANA CORPORATION

1426 Main Street
Columbia, South Carolina   29201

William B. Timmerman                                              CH, P, CEO
Kevin B. Marsh                                                    CFO, SVP
H. Thomas Arthur                                                  GC, SVP, AS
Lynn  M. Williams                                                 S
Cathy Y. Kirven                                                   T
Mark R. Cannon                                                    C
Sarena D. Burch                                                   DGC

SCANA SERVICES, INC.

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                           CH, CEO, P, COO
  Kevin B. Marsh                                                 SVP, CFO
  H. Thomas Arthur                                               SVP, GC, AS
  Sarena D. Burch                                                DGC
  Lynn  M. Williams                                              S
  Cathy Y. Kirven                                                T
  Mark R. Cannon                                                 C
  Neville O. Lorick                                              E
  George J. Bullwinkel                                           E
  Duane C. Harris                                                SVP
  Ann M. Milligan                                                E
  Jimmy E. Addison                                               VP
  Fred N. Hanna                                                  VP
  J. Patrick Hudson                                              O
  Charles B. McFadden                                            VP
  James L. Caughran                                              VP

I-20 @ Alpine Road
Columbia, South Carolina   29224

  Asbury H. Gibbes                                               E
  George Fasano                                                  SVP, T (1)

400 Cox Road
Gastonia, North Carolina   28054

  Charles E. Zeigler, Jr.                                        E

V. C. Summer Nuclear Station
P. O. Box 88
Jenkinsville, South Carolina   29065

  Stephen A. Byrne                                               VP

SOUTH CAROLINA ELECTRIC & GAS COMPANY

1426 Main Street
Columbia, South Carolina  29201

  William B. Timmerman                                           CH, CEO
  Neville O. Lorick                                              P, COO
  Kevin B. Marsh                                                 SVP, CFO
  H. Thomas Arthur                                               SVP, GC, AS
  Sarena D. Burch                                                DGC
  Lynn  M. Williams                                              S
  Cathy Y. Kirven                                                T
  Mark R. Cannon                                                 C
  Fred N. Hanna                                                  VP
  D. Russell Harris                                              VP
  W. Keller Kissam                                               VP
  Stephen A. Byrne                                               VP
  Samuel L. Dozier                                               VP

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED d/b/a PSNC ENERGY

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                    CH, CEO
  Kevin B. Marsh                                          SVP, CFO
  H. Thomas Arthur                                        SVP, GC, AS
  Sarena D. Burch                                         DGC
  Lynn  M. Williams                                       S
  Cathy Y. Kirven                                         T
  Mark R. Cannon                                          C

400 Cox Road
Gastonia, North Carolina   28054

  Charles E. Zeigler, Jr.                                 P, COO
  Jerry W. Richardson                                     VP
  Robert D. Voigt                                         VP

SOUTH CAROLINA GENERATING COMPANY, INC.

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                    CH, CEO
  Neville O. Lorick                                       P, COO
  H. Thomas Arthur                                        SVP, GC, AS
  Sarena D. Burch                                         DGC
  Kevin B. Marsh                                          SVP, CFO
  Lynn  M. Williams                                       S
  Cathy Y. Kirven                                         T
  Mark R. Cannon                                          C

SOUTH CAROLINA FUEL COMPANY, INC.

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                    CH, CEO
  Neville O. Lorick                                       P, COO
  H. Thomas Arthur                                        SVP, GC, AS
  Kevin B. Marsh                                          SVP, CFO
  Lynn  M. Williams                                       S
  Cathy Y. Kirven                                         T
  Mark R. Cannon                                          C
  Sarena D. Burch                                         DGC

SCANA COMMUNICATIONS, INC.

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                    CH, CEO
  George J. Bullwinkel                                    P, COO
  H. Thomas Arthur                                        SVP, GC, AS
  Kevin B. Marsh                                          SVP, CFO
  Lynn  M. Williams                                       S
  Cathy Y. Kirven                                         T
  Mark R. Cannon                                          C
  Sarena D. Burch                                         DGC
440 Knox Abbott Drive, Suite 240
Cayce, South Carolina   29033

  Steve Blackwell                                         VP

SCANA COMMUNICATIONS HOLDINGS, INC.

300 Delaware Avenue, Suite 510
Wilmington, Delaware   19801

  P. J. Winnington                                        AT, AS

1426 Main Street
Columbia, South Carolina  29201

  William B. Timmerman                                    CH, CEO
  Kevin B. Marsh                                          SVP, CFO
  Lynn  M. Williams                                       S
  Mark R. Cannon                                          C

SERVICECARE, INC.

246 Stoneridge Drive, Suite 300
Columbia, South Carolina   29210

  Steve Burns                                             VP

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                 CH, CEO
  Ann M. Milligan                                      P
  H. Thomas Arthur                                     SVP, GC, AS
  Kevin B. Marsh                                       SVP, CFO
  Lynn  M. Williams                                    S
  Cathy Y. Kirven                                      T
  Mark R. Cannon                                       C
  Sarena D. Burch                                      DGC

PRIMESOUTH, INC.

111 Research Drive
Columbia, South Carolina   29221

  Maurice Dean Bain                                    VP

1426 Main Street
Columbia, South Carolina  29201

  William B. Timmerman                                 CH, CEO
  Neville O. Lorick                                    P, COO
  H. Thomas Arthur                                     SVP, GC, AS
  Kevin B. Marsh                                       SVP, CFO
  Lynn  M. Williams                                    S
  Cathy Y. Kirven                                      T
  Mark R. Cannon                                       C
  Sarena D. Burch                                      DGC

SCANA RESOURCES, INC.

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                 CH, CEO
  Ann M. Milligan                                      P
  H. Thomas Arthur                                     SVP, GC, AS
  Kevin B. Marsh                                       SVP, CFO
  John L. Caughran                                     VP
  Lynn  M. Williams                                    S
  Cathy Y. Kirven                                      T
  Mark R. Cannon                                       C
  Sarena D. Burch                                      DGC

SOUTH CAROLINA PIPELINE CORPORATION

I-20 @Alpine Road
Columbia, South Carolina   29224

  Asbury H. Gibbes                                     P, COO
  George Fasano, Jr.                                   SVP, T
  Paul Fant                                            EVP
  Samuel L. Dozier                                     VP
  E. H. Kleckley, Jr.                                  VP
  Janet King                                           AS

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                 CH, CEO
  H. Thomas Arthur                                     SVP, GC, AS
  Kevin B. Marsh                                       SVP, CFO
  Lynn  M. Williams                                    S
  Mark R. Cannon                                       C
  Sarena D. Burch                                      DGC

SCANA ENERGY MARKETING, INC.

110 Gateway Corporate Blvd., Suite 200
Columbia, South Carolina   29203

  Phillip L. Agee                                      P
  Robert G. Edwards                                    VP
  Judith H. Evans                                      C

1426 Main Street
Columbia, South Carolina   29201

  William B. Timmerman                                 CH, CEO
  H. Thomas Arthur                                     SVP, GC, AS
  Kevin B. Marsh                                       SVP, CFO
  Lynn  M. Williams                                    S
  Cathy Y. Kirven                                      T
  Sarena D. Burch                                      DGC

SCANA ENERGY MARKETING, INC. d/b/a SCANA ENERGY

Tower Place, Suite 750
3340 Peachtree Road
Atlanta, Georgia   30326

  George T. Devlin                                     VP, GM

1426 Main Street
Columbia, South Carolina   29201

  Ann M. Milligan                                      SVP


SCANA DEVELOPMENT, INC.

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

COMPANY 19A

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

SCANA PETROLEUM RESOURCES, INC.

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

SCANA PROPANE GAS, INC.

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

SCANA PROPANE STORAGE, INC.

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

SCANA PROPANE SUPPLY, INC.

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

USA CYLINDER EXCHANGE, INC.

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

C & T PIPELINE, LLC

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                 CH, CEO
Kevin B. Marsh                                       SVP, CFO
H. Thomas Arthur                                     SVP, GC

FRC, LLC

1426 Main Street
Columbia, South Carolina  29201

George J. Bullwinkel, Jr.                            CH

454 S. Anderson Road, Suite 303
Rock Hill, South Carolina  29730

John Barnes                                          VCH
Terry Metze                                          S
Larry Vincent                                        VP

POWERTEL, INC.

1239 OG Skinner Drive
West Point, Georgia  31833

Campbell B. Lanier, III                              CH
Allen E. Smith                                       P, CEO
Fred G. Astor, Jr.                                   EVP, CFO
Rodney D. Dir                                        COO
H. Jay Galletly                                      EVP, GM
Nicholas J. Jebbia                                   EVP, GM
George R. Johnson                                    EVP, GM
Walter R. Pettis                                     EVP
Michael P. Tatom                                     EVP, GM
William H. Scott, III                                S

PALMARK, INC.

11 Research Drive
Columbia, South Carolina  29221

Maurice Dean Bain                                    VP

1426 Main Street
Columbia, South Carolina  29201

William B. Timmerman                                   CH, CEO
Neville O. Lorick                                      P
H. Thomas Arthur                                       SVP, GC, AS
Kevin B. Marsh                                         SVP, CFO
Lynn  M. Williams                                      S
Cathy Y. Kirven                                        T
Mark R. Cannon                                         C
Sarena D. Burch                                        DGC

SC COALTECH NO. 1, LP

823 McCalls Mill Road
Lexington, Kentucky  40505

Coaltech, LLC                                        GP

Two Pierce Place
Itasca, Illinois  60143

USA Coal LLC                                         LP

1426 Main Street
Columbia, South Carolina  29201

South Carolina Electric & Gas Company                LP

COGEN SOUTH, LLC

1426 Main Street
Columbia, South Carolina  29201

SCANA Corporation                                    M

Post Office Box 118005
Charleston, South Carolina  29423-8005

Westvaco Corporation                                 M

PALMETTO LIME, LLC

1426 Main Street
Columbia, South Carolina  29201

SCANA Corporation                                    M

Post Office Box 985004
Fort Worth, Texas  76185-5004

Chemical Lime                                        M

SCANA ENERGY TRADING,  LLC

105 New Way Road
Columbia, South Carolina  29223

Asbury H. Gibbes                                     CH
George Fasano                                        T

531 Encinitas Boulevard, Suite 200
Encinitas, California  92024

Regard Yakou                                         VCH


110 Gateway Corporation Boulevard, Suite 200
Columbia, South Carolina  29203

Robert G. Edwards                                    P

SOLO ENERGY CORPORATION

2701 Monarch Street, #206
Alameda, California  94501

Martin L. Lagod                                      P, CEO
George Touchton                                      VP
Robert Dibble                                        CS
Larry Hargis                                         VP
Robert Peterson                                      VP
John Schultheis                                      VP
Brooks Tanner                                        CFO

PINE NEEDLE LNG COMPANY, LLC

2800 Post Oak Boulevard
Post Office Box 1396
Houston, Texas  77251-1396

Frank Ferazzi                                        CH
Russell Rush                                         S


CARDINAL PIPELINE COMPANY, LLC

1915 Rexford Road
Post Office Box 33068
Charlotte, North Carolina  28233

Thomas E.Skains                                      M

400 Cox Raod
Post Office Box 1398
Gastonia, North Carolina  28053-1398

Bill Williams                                        M

411 Fayetteville Street Mall - PEB18C5
Post Office Box 1551
Raleigh, North Carolina  27602

Terry Davis                                          M

Post Office Box 1396
Houston, Texas  77251-1396

Frank Ferazzi                                        M

PSNC CARDINAL PIPELINE COMPANY

400 Cox Road
Gastonia, North Carolina  28054

Charles E. Zeigler, Jr.                               P

CLEAN ENERGY ENTERPRISES, INC.

400 Cox Road
Gastonia, North Carolina  28054

Charles E. Zeigler, Jr.                               P

PSNC BLUE RIDGE CORPORATION

400 Cox Road
Gastonia, North Carolina  28054

Charles E. Zeigler, Jr.                               P

PSNC PRODUCTION CORPORATION

400 Cox Road
Gastonia, North Carolina  28054

Charles E. Zeigler, Jr.                               P

SCANA PUBLIC SERVICE COMPANY, LLC

400 Cox Road
Gastonia, North Carolina  28054

Phillip L. Agee                                       P
Joey O. Caskey                                        S
Robert G. Edwards                                     VP
Sharon D. Boone                                       T



                                    DIRECTORS

SCANA CORPORATION

Bill L. Amick                             W. Hayne Hipp
Amick Farms, Inc.                         The Liberty Corporation
Route 3, HWY 178                          2000 Wade-Hampton Blvd.
PO Box 2309                               P. O. Box 789
Batesburg-Leesville, SC  29070-0309       Greenville, SC   29602

James A. Bennett                          Lynne M. Miller
S. C. Community Bank                      Environmental Strategies Corporation
1545 Sumter Street                        11911 Freedom Drive, Suite 900
P. O. Box 425                             Reston, VA   20190
Columbia, SC  29202

William B. Bookhart, Jr.                  Maceo K. Sloan
PO Box 140                                Sloan Financial Group, Inc.
Elloree, SC  29047                        103 West Main Street, Suite 400
                                          Durham, NC   27701-3638
William C. Burkhardt
2101 Landings Way                         Harold C. Stowe
Raleigh, NC 27615                         Canal Industries, Inc.
                                          P. O. Box 260001
Hugh M. Chapman                           Conway, SC  29528
NationsBank South
GA1-006-55-02                             William B. Timmerman
PO Box 4899                               Chairman, President and
Atlanta, GA  30302-4899                   Chief Executive Officer
                                          SCANA Corporation 19-8
                                          Columbia, SC  29218
Elaine T. Freeman
ETV Endowment of SC
401 East Kennedy St., Suite B-1           G. Smedes York
Spartanburg, SC  29302                    York Properties, Inc.
                                           1900 Cameron Street
  Lawrence M. Gressette, Jr.               P. O. Box 10007
  SCANA Corporation  I-25                  Raleigh, NC  27605
  Columbia, SC   29218
                                          Charles E. Zeigler, Jr.
  D. Maybank Hagood                       Public Service Company of North
  William M. Bird and Co., Inc.             Carolina, Incorporated
  4210 Azalea Drive                       400 Cox Road
  P. O. Box 20040                         P. O. Box 1398
  Charleston, SC   29413                  Gastonia, NC  28054

  SCANA SERVICES, INC. (2)

  Bill L. Amick                           D. Maybank Hagood
  James A. Bennett                        W. Hayne Hipp
  William B. Bookhart, Jr.                Lynn M. Miller
  William C. Burkhardt                    Maceo K. Sloan
Hugh M. Chapman                           Harold C. Stowe
Elaine T. Freeman                         William B. Timmerman
Lawrence M. Gressette, Jr.                G. Smedes York
                                          Charles E. Zeigler, Jr.

SOUTH CAROLINA ELECTRIC & GAS COMPANY (2)

Bill L. Amick                                 D. Maybank Hagood
James A. Bennett                              W. Hayne Hipp
William B. Bookhart, Jr.                      Lynn M. Miller
William C. Burkhardt                          Maceo K. Sloan
Hugh M. Chapman                               Harold C. Stowe
Elaine T. Freeman                             William B. Timmerman
Lawrence M. Gressette, Jr.                    G. Smedes York
                                              Charles E. Zeigler, Jr.

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED (2)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York
                                                Charles E. Zeigler, Jr.

SOUTH CAROLINA GENERATING COMPANY, INC. (2)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York
                                                Charles E. Zeigler, Jr.

SOUTH CAROLINA FUEL COMPANY, INC. (2)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York
                                                Charles E. Zeigler, Jr.
SCANA COMMUNICATIONS, INC. (2)

Bill L. Amick                                   D. Maybank Hagood
James A. Bennett                                W. Hayne Hipp
William B. Bookhart, Jr.                        Lynn M. Miller
William C. Burkhardt                            Maceo K. Sloan
Hugh M. Chapman                                 Harold C. Stowe
Elaine T. Freeman                               William B. Timmerman
Lawrence M. Gressette, Jr.                      G. Smedes York
                                                Charles E. Zeigler, Jr.

SCANA COMMUNICATIONS HOLDING, INC.

P. J. Winnington
300 Delaware Avenue, Suite 510
Wilmington, Delaware  19801

William B. Timmerman
SCANA Corporation 19-8
Columbia, South Carolina  29218

Lawrence M. Gressette, Jr.
SCANA Corporation I-25
Columbia, South Carolina  29218

SERVICECARE, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

         PRIMESOUTH INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.
SCANA RESOURCES, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SOUTH CAROLINA PIPELINE CORPORATION (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SCANA ENERGY MARKETING, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SCANA DEVELOPMENT, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

COMPANY 19A (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SCANA PETROLEUM RESOURCES, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SCANA PROPANE GAS, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SCANA PROPANE STORAGE, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.
SCANA PROPANE SUPPLY, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

USA CYLINDER EXCHANGE, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

C&T PIPELINE, LLC (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

FRC, LLC (3)

George J. Bullwinkel, Jr.
John Barnes
Terry Metze
Larry Vincent

POWERTEL, INC. (4)

Campbell B. Lanier, III
Allen E. Smith
Donald W. Burton
O. Gene Gabbard
Ann M. Milligan
William H. Scott, III
William B. Timmerman
Donald W. Weber

PALMARK, INC. (2)

Bill L. Amick                                  D. Maybank Hagood
James A. Bennett                               W. Hayne Hipp
William B. Bookhart, Jr.                       Lynn M. Miller
William C. Burkhardt                           Maceo K. Sloan
Hugh M. Chapman                                Harold C. Stowe
Elaine T. Freeman                              William B. Timmerman
Lawrence M. Gressette, Jr.                     G. Smedes York
                                               Charles E. Zeigler, Jr.

SC COALTECH NO. 1, LP

William D. Brown (5)

COGEN SOUTH, LLC (6)

  Neville O. Lorick
  John D. Andrews

  PALMETTO LIME, LLC (7)

  Neville O. Lorick
  Kevin B. Marsh
  Dave Reillie
  Jim Ehle

  SCANA ENERGY TRADING, LLC (8)

  Asbury H. Gibbes
  Regard Yakou
  Robert G. Edwards
  George Fasano
  Fred Jager

SOLO ENERGY CORPORATION (9)

Martin L. Lagod
George Touchton
Phil Deutch
Perry Olson
Charles M. Vetters
Charles E. Zeigler, Jr.

PINE NEEDLE LNG COMPANY, LLC

Arthur Corbin
104 Town Park Drive
Kennesaw, GA  30144

Terry Davis
411 Fayetteville Street Mall - PEB18C5
Post Office Box 1551
Raleigh, North Carolina  27602

Frank Ferazzi
2800 Post Oak Boulevard
Post Office Box 1396
Houston, Texas  77251-1396

Donald Lutken
One Allen Center
500 Dallas Street
Houston, Texas  77002

Russell Rush
2800 Post Oak Boulevard
Houston, Texas  77251-1396

Thomas E. Skains
1915 Rexford Road
Post Office Box 33068
Charlotte, North Carolina  28233

Bill Williams
400 Cox Road
Post Office Box 1398
Gastonia, North Carolina  28054-1398

CARDINAL PIPELINE COMPANY, LLC

Terry Davis
411 Fayetteville Street Mall  - PEB18C5
Post Office Box 1551
Raleigh, North Carolina  29602

Frank Ferazzi
Post Office Box 1396
Houston, Texas  77251-1396

Thomas E. Skains
1915 Rexford Road
Post Office Box 33068
Charlotte, North Carolina  28233

Bill Williams
400 Cox Road
Post Office Box 1398
Gastonia, North Carolina  28054-1398

CLEAN ENERGY ENTERPRISES, INC. (2)

  Bill L. Amick                               D. Maybank Hagood
  James A. Bennett                            W. Hayne Hipp
  William B. Bookhart, Jr.                    Lynn M. Miller
  William C. Burkhardt                        Maceo K. Sloan
Hugh M. Chapman                               Harold C. Stowe
Elaine T. Freeman                             William B. Timmerman
Lawrence M. Gressette, Jr.                    G. Smedes York
                                              Charles E. Zeigler, Jr.

PSNC BLUE RIDGE CORPORATION (2)

Bill L. Amick                                 D. Maybank Hagood
James A. Bennett                              W. Hayne Hipp
William B. Bookhart, Jr.                      Lynn M. Miller
William C. Burkhardt                          Maceo K. Sloan
Hugh M. Chapman                               Harold C. Stowe
Elaine T. Freeman                             William B. Timmerman
Lawrence M. Gressette, Jr.                    G. Smedes York
                                              Charles E. Zeigler, Jr.

PSNC PRODUCTION CORPORATION  (2)

Bill L. Amick                                 D. Maybank Hagood
James A. Bennett                              W. Hayne Hipp
William B. Bookhart, Jr.                      Lynn M. Miller
William C. Burkhardt                          Maceo K. Sloan
Hugh M. Chapman                               Harold C. Stowe
Elaine T. Freeman                             William B. Timmerman
Lawrence M. Gressette, Jr.                    G. Smedes York
                                              Charles E. Zeigler, Jr.

PSNC CARDINAL PIPELINE COMPANY (2)

Bill L. Amick                                 D. Maybank Hagood
James A. Bennett                              W. Hayne Hipp
William B. Bookhart, Jr.                      Lynn M. Miller
William C. Burkhardt                          Maceo K. Sloan
Hugh M. Chapman                               Harold C. Stowe
Elaine T. Freeman                             William B. Timmerman
Lawrence M. Gressette, Jr.                    G. Smedes York
                                              Charles E. Zeigler, Jr.

SCANA PUBLIC SERVICE COMPANY, LLC  (2)

Bill L. Amick                                 D. Maybank Hagood
James A. Bennett                              W. Hayne Hipp
William B. Bookhart, Jr.                      Lynn M. Miller
William C. Burkhardt                          Maceo K. Sloan
Hugh M. Chapman                               Harold C. Stowe
Elaine T. Freeman                             William B. Timmerman
Lawrence M. Gressette, Jr.                    G. Smedes York
         Charles E. Zeigler, Jr.

(1)      SVP, T for SCPC
(2)      Business addresses are the same as for SCANA Corporation.
(3) The business address for all members, except Mr. Bullwinkel, is 454 S. Anderson Road, Suite 303, Rock Hill, South Carolina 29730. Mr. Bullwinkel's business address is 1426 Main Street, Columbia, South Carolina 29201.
(4) The business address for all members, except Ann M. Milligan and William B. Timmerman, is 1239 OG Skinner Drive, West Point, Georgia 31833. Ann Milligan's business address is SCANA Corporation 19-4, Columbia, South Carolina 29218. William B. Timmerman's business address is SCANA Corporation 19-8, Columbia, South Carolina 29218.
(5) Mr. Brown is the managing member of the general partner. His business address is 823 McCalls Mill Road, Lexington, Kentucky 40505.
(6) Mr. Lorick's business address is 1426 Main Street, Columbia, South Carolina 29201. Mr. Andrews' business address is Post Office
         Box 118005, Charleston, South Carolina  29423-8005.
(7) Messrs. Lorick and Marsh's business address is 1426 Main Street, Columbia, South Carolina 29201.
(8) Messrs. Gibbes and Fasano's business address is 105 New Way Road, Columbia, South Carolina 29223; Messrs. Yakou and
         Jager's business address is 531 Encinitas Boulevard, Suite 200, Encinitas, California 92024; and Mr. Edwards' business address is 110 Gateway Corporation Boulevard, Suite 200, Columbia, South Carolina 29203.
(9) Messrs. Lagod and Touchton's business address is 2701 Monarch Street, #206, Alameda, California 94501; Mr. Deutch's business address is 2099 Pennsylvania Avenue N.W., Suite 900, Washington, DC 20006; Mr. Olson's business address is 3000 Sand Hill Road, Building 2, Suite 145, Menlo Park, California 94025; Mr. Vetters' business address is 1400 Smith Street, Suite EB3612, Houston, Texas 77002-7361; and Mr. Zeigler's business address is 400 Cox Road, Gastonia, North Carolina 28054.


Part II.


 Name of Officer      Name and Location of             Position Held in
 or Director          Financial Institution            Financial Institution      Applicable Exemption Rule
--------------------- -------------------------------- -------------------------------------------------------
--------------------- -------------------------------- -------------------------------------------------------

James A. Bennett      South Carolina Community Bank    President, Chief Executive Pending, no action letter
                              Officer

William C. Burkhardt  Capital Bank                     Director                             70(a)

Elaine T. Freeman     National Bank of South Carolina  Director                             70(a)

W. Hayne Hipp         Wachovia Corporation             Director                             70(b)

Lynn M. Miller        Adams National Bank              Director                             70(b)

Maceo K. Sloan        M&F Bancorp                      Director                             70(a)
                      Mechanics and Farmers Bank       Director                             70(a)


 Part III

(a) The compensation of directors and executive officers of system companies:

Director Compensation

Board Fees

     Officers of SCANA who are also directors do not receive additional compensation for their service as directors. Since July 1, 2000, compensation for non-employee directors has included the following:

|X| an annual retainer of $30,000 (60% of the annual retainer fee is paid in shares of SCANA Common Stock), plus |X| $3,500 for each board meeting attended; |X| $3,000 for attendance at a committee meeting held on a day other than a regular meeting of the Board; |X| $250 for participation in a telephone conference meeting; |X| $2,000 for attendance at an all-day conference; and |X| reimbursement for expenses incurred in connection with all of the above.

Director Compensation and Deferral Plans

      During 2000, non-employee directors could participate in SCANA's Voluntary Deferral Plan. This plan permitted non-employee directors to defer receipt of all or part of their fees (except the portion paid in shares of SCANA Common Stock) and receive, upon ceasing to serve as a director, the amount that would have resulted from investing the deferred amounts in an interest bearing savings account.

      During calendar year 2000, Mr. Bennett deferred compensation under the Voluntary Deferral Plan and his account was credited with interest in the amount of $2,669 for that year.

      Effective January 1, 2001, non-employee director compensation deferrals are governed by a new plan, the SCANA Corporation Director Compensation and Deferral Plan. Amounts deferred by directors in previous years under the SCANA Voluntary Deferral Plan continue to be governed by that plan.

      Under the new plan, a director may elect to defer (i) 100% of all compensation amounts, or (ii) the 60% of the annual retainer fee required to be paid in SCANA Common Stock, in a hypothetical investment in SCANA Common Stock, with distribution from the plan to be ultimately payable in actual shares of SCANA Common Stock. A director also may elect to defer the 40% of the annual retainer fee not required to be paid in shares of SCANA Common Stock and up to 100% of meeting attendance and conference fees with distribution from the plan to be ultimately payable in either SCANA Common Stock or cash. Amounts payable in SCANA Common Stock accrue earnings during the deferral period at SCANA's dividend rate, which amount may be elected to be paid in cash when accrued or retained to invest in hypothetical shares of SCANA Common Stock. Amounts payable in cash accrue interest earnings until paid.

     For calendar year 2001, Messrs. Amick, Bennett, Burkhardt, Hipp, Sloan, Stowe and York and Ms. Miller have elected to defer 100% of their compensation under the Director Compensation and Deferral Plan so as to acquire hypothetical shares of SCANA Common Stock. In addition, Mr. Hagood has elected to defer 60% of his annual retainer to acquire hypothetical shares of SCANA Common Stock.

Endowment Plan

     Upon election to a second term, a director becomes eligible to participate in the SCANA Director Endowment Plan, which provides for SCANA to make a tax deductible, charitable contribution totaling $500,000 to institutions of higher education designated by the director. The plan is intended to reinforce SCANA's commitment to quality higher education and to enhance its ability to attract and retain qualified board members. A portion is contributed upon retirement of the director and the remainder upon the director's death. The plan is funded in part through insurance on the lives of the directors. Designated in-state institutions of higher education must be approved by the Chief Executive Officer of SCANA. Any out-of-state designation must be approved by the Management Development and Corporate Performance Committee. The designated institutions are reviewed on an annual basis by the Chief Executive Officer to assure compliance with the intent of the program.

Other

     As a Company retiree, Mr. Gressette receives monthly retirement benefits of $39,571.



    Executive Compensation

                                                                       Summary Compensation Table

                                                                          Annual Compensation         Long-Term Compensation Awards
                                                                                                          Securities
                                                                                                          Underlying
                                                                                Other Annual    Option     LTIP       All Other
Executive Officer of                                          Salary   Bonus(1) Compensation(2)   SARS   Payouts(3) Compensation(4)
                                                              ------   -------- ---------------   ----   -------------------------
System Company   Name and Principal Position      Year         ($)      ($)         ($)     (#)      ($)      ($)
                                                  ----

All System       W. B. Timmerman                  2000                  354,486  17,888     35,620               -         50,230
                                                           524,261(5)
Companies        Chairman, President and Chief    1999       490,313    312,900  17,212          -     298,813           29,419
                 Executive Officer                1998       455,909    303,780  17,514          -              -        27,138

SCANA & PSNC     C. E. Zeigler, Jr.             2000(6)      320,078    146,246  10,005     14,306       9,347               -
                 President, Chief Operating
                 Officer - PSNC

SCANA & SCPC     A. H. Gibbes                     2000       311,542    150,720  18,709     11,627                -        25,736
                 President, Chief Operating       1999       300,161    117,387  27,884          -     116,485           18,010
                 Officer - SCPC                   1998       283,812    124,302  20,585          -              -        16,618

All System       K. B. Marsh                      2000       276,172    150,720  10,613     11,627                         24,254
                                                                                                            -
Companies        Senior Vice President and        1999       241,354    128,058  10,337          -       81,555          14,481
                 Chief Financial Officer          1998       219,860      99,372  8,654          -                       13,122
                                                                                                            -

SCANA & SCE&G    J. L. Skolds                     2000        244,086            12,878          -              -        24,743
                                                                           -
                 Former President and Chief       1999        330,665    168,288 16,232          -     150,618           19,840
                 Operating Officer - SCE&G        1998        305,123    163,399 14,099          -                       18,201
                                                                                                            -

SCANA            G. J. Bullwinkel                 2000       249,037    120,480  14,340        8,796                -         20,572
                 President - SCANA                1999       239,973      93,825 14,172           -       81,555           14,398
                 Communications, Inc.; Senior     1998       229,152      99,372 11,726           -              -         13,706
                 Vice President, Governmental
                 Affairs

SCANA & SCE&G    N. O. Lorick                     2000        167,778    124,921   7,313        2,332                         12,728
                                                                                                               -
                 President and Chief Operating    1999        157,417    44,356    7,313            -       38,754            9,445
                 Officer - SCE&G                  1998        143,492    46,719    4,813            -                         8,613
                                                                                                                 -

All System       H. T. Arthur                     2000       234,812    120,480  16,119         8,796                         19,718
                                                                                                                 -
Companies        Senior Vice President and        1999       219,806      93,825 15,939             -        65,843         13,188
                 General Counsel                  1998       203,162      99,372  9,534             -                       12,190
                                                                                                                 -

SCANA & SCE&G    S. A. Byrne                      2000       183,555    123,492   8,310         8,796                         12,962
                                                                                                               -
                 Vice President Nuclear           1999       137,321      32,483  3,600             -                         8,239
                                                                                                                 -
                 Operations                       1998       125,458      38,682  2,100             -                         7,528
                                                                                                                   -


(1)  Payments under the Annual Incentive Plan.
(2) For 2000, other annual compensation consists of automobile allowance, life insurance premiums on policies owned by named executive officers and payments to cover taxes on benefits of $9,000, $7,435 and $1,453 for Mr. Timmerman; $10,005, $0 and $0 for Mr. Zeigler; $9,000, $9,158 and $551 for
    Mr. Gibbes; $9,000, $1,183 and $430 for Mr. Marsh; $9,000, $4,993 and $347
    for Mr. Bullwinkel; $6,000, $6,878 and $0 for Mr. Skolds; $6,000, $1,313 and $0 for Mr. Lorick; $9,000, $6,830 and $289 for Mr. Arthur; and $8,100, $0
    and $210 for Mr. Byrne.
(3)  Payments under the Long-Term Equity Compensation Plan.
(4) All other compensation for all named executive officers consists solely of contributions to defined contribution plans.
(5) Reflects actual salary paid in 2000. Base salary of $537,100, as referenced on page 23, became effective on May 1, 2000.
(6) Mr. Zeigler became an executive officer of SCANA on February 10, 2000, when SCANA acquired Public Service Company of North Carolina, Incorporated ("PSNC"). His compensation for 2000 as shown above represents amounts paid after February 10, 2000.
(7)    Mr. Skolds resigned from SCE&G on August 18, 2000.

Options Grants and Related Information
                     Options/SAR Grants in Last Fiscal Year

                                                                                  Potential
                                                                             Realizable Value at
                                                                               Assumed Annual
                                                                            Rates of Stock Price
                                                                                Appreciation
                            Individual Grants                                  for Option Term
----------------------------------------------------------------------------------------------------
----------------------------------- ---------------------------------------------------- -----------
          (a)             (b)             (c)           (d)          (e)       (f)          (g)
                       Number of       % of Total
                      Securities        Options/
                      Underlying          SARs
                       Options/        Granted to   Exercise or
                         SARs         Employees in   Base Price  Expiration
          Name          Granted       Fiscal Year      ($/Sh)       Date     5% ($)         10% ($)
----------------------------------- ---------------------------------------------------- -----------

W. B. Timmerman         35,620           22.20         25.50      04/27/10   571,345      1,447,597
C. E. Zeigler, Jr.      14,306             8.92        25.50      04/27/10   229,468        581,396
A. H. Gibbes            11,627             7.25        25.50      04/27/10   186,497        472,521
K. B. Marsh             11,627             7.25        25.50      04/27/10   186,497        472,521
G. J. Bullwinkel          8,796            5.48        25.50      04/27/10   141,088
                                                                                            357,469
N. O. Lorick              2,332            1.45        25.50      04/27/10    37,405         94,772
H. T. Arthur              8,796            5.48        25.50      04/27/10   141,088        357,469
S. A. Byrne               8,796            5.48        25.50      04/27/10   141,088        357,469



All the above options vest 33 1/3 percent on each of the first, second and third anniversaries of the date of the grant, April 27, 2000.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

 (a)                              (d)                               (e)
                               Number of
                              Securities
                              Underlying                   Value of Unexercised
                              Unexercised                  In-the-Money Options/
                              Option/SARs                         SARs at
                             At FY-End (#)                    FY-End ($) (1)

                             Exercisable/                      Exercisable/
Name                         Unexercisable                     Unexercisable
--------------------------------- --------------------------------- ------------

W. B. Timmerman              0/35,620                          0/144,724
C. E. Zeigler, Jr.           0/14,306                           0/58,125
A. H. Gibbes                 0/11,627                           0/47,240
K. B. Marsh                  0/11,627                            0/47,240
N. O. Lorick                   0/2,332                            0/9,475
G. J. Bullwinkel               0/8,796                           0/35,738
H. T. Arthur                   0/8,796                           0/35,738
S. A. Byrne                    0/8,796                           0/35,738

(1)Based on the closing price of $29.5625 per share on December 29, 2000, the last trading day of the fiscal year.

Long-Term Incentive Plan Awards

     The following table lists the performance share awards made in 2000 (for potential payment in 2003) under the Long-Term Equity Compensation Plan and estimated future payouts under that plan at threshold, target and maximum levels for each of the executive officers included in the Summary Compensation Table.

                                   LONG-TERM INCENTIVE PLANS
                                  AWARDS IN LAST FISCAL YEAR

                    Number of    Performance   Estimated Future Payouts Under
                     Shares,       or Other     Non-Stock Price-Based Plans
                                              -------------------------------
                     Units or    Period Until
                      Other       Maturation   Threshold     Target      Maximum
Name                Rights (#)    or Payout       (#)         (#)          (#)
--------------------------------------------------------------------------------

W. B. Timmerman       12,510      2000-2002      5,004       12,510       18,765
C. E. Zeigler, Jr.      6,310     2000-2002      2,524        6,310        9,465
A. H. Gibbes            4,880     2000-2002      1,952        4,880        7,320
K. B. Marsh             4,880     2000-2002      1,952        4,880        7,320
G. J. Bullwinkel       3,410      2000-2002      1,364        3,410        5,115
N. O. Lorick           3,390      2000-2002      1,356        3,390        5,085
H. T. Arthur           3,410      2000-2002      1,364        3,410        5,115
S. A. Byrne            3,410      2000-2002      1,364        3,410        5,115


        Payouts occur when SCANA's Total Shareholder Return is in the top two-thirds of the Long-Term Equity Compensation Plan peer group, and will vary based on SCANA's ranking against the peer group. Executives earn threshold payouts at the 33rd percentile of three-year performance. Target payouts will be made at the 50th percentile of three-year performance. Maximum payouts will be made when performance is at or above the 75th percentile of the peer group. Payments will be made on a sliding scale for performance between threshold and target and target and maximum. No payouts will be earned if performance is at less than the 33rd percentile. Awards are designated as target shares of SCANA Common Stock and may be paid in stock or cash or a combination of stock and cash.

Defined Benefit Plans
        Effective January 1, 2000, the SCANA Corporation Retirement Plan, a tax qualified defined benefit plan, was amended to provide a mandatory cash balance benefit formula (the "Cash Balance Formula") for employees hired on or after that date. Effective July 1, 2000, SCANA employees hired prior to January 1, 2000, were given the choice of remaining under the Retirement Plan's final average pay benefit formula or switching to a cash balance benefit option.

        The Cash Balance Formula benefit is expressed in the form of a hypothetical account balance. Participants electing to participate under the cash balance option had an opening account balance established for them. The opening account balance equals the present value of the participant's June 30, 2000 accrued benefit under the final average pay formula. Participants who had 20 years of vesting service or who had 10 years of vesting service and whose age plus service equaled at least 60 were given transition credits. For these participants, the beginning account balance was determined so that projected benefits under the cash balance option approximated projected benefits under the final average pay formula at the earliest date at which unreduced benefits are payable under the plan.

        Account balances are increased monthly by interest and compensation credits. The interest rate used for accumulating account balances changes annually and is equal to the average rate for 30-year Treasuries for December of the previous calendar year. Compensation credits equal 5% of compensation under the Social Security Wage Base and 10% of compensation in excess of the Social Security Wage Base.

        In addition to its Retirement Plan for all employees, SCANA has Supplemental Executive Retirement Plans ("SERPs") for certain eligible employees, including officers. A SERP is an unfunded plan that provides for benefit payments in addition to benefits payable under the qualified Retirement Plan so as to make up for benefits lost in the Retirement Plan because of Internal Revenue Code maximum benefit limitations.

        All the executive officers named in the Summary Compensation Table are participating under the cash balance benefit option of the plan. The estimated annual retirement benefits payable as life annuities at age 65 under the plans, based on projected compensation (assuming increases of 4% per year), to the executive officers named in the Summary Compensation Table are as follows: Mr. Timmerman - $410,496; Mr. Zeigler - $179,856; Mr. Gibbes - $179,316; Mr. Marsh -
$278,220; Mr. Bullwinkel - $305,556; Mr. Lorick - $224,448; Mr. Arthur -
$122,424; and Mr. Byrne - $158,258.

        SCANA has a Key Employee Retention Plan ("KERP") covering officers and certain other executive employees that provides supplemental retirement or death benefits for participants. These employees also participate in SCANA's Retirement Plan.

        Participants who elected to remain in the final average pay plan continue to participate in the KERP under the provisions in effect on June 30, 2000. Each participant who elected to convert to the cash balance plan became entitled on July 1, 2000 to a KERP cash balance benefit. The amount of the benefit was determined by discounting to June 30, 2000 the amount of the participant's projected retirement benefit under the prior plan assuming the participant retired upon attaining the earlier of (i) age 65 or (ii) 35 years of service (unreduced retirement age), adjusted to reflect actual years of service through June 30, 2000.

        Each participant's account balance will increase in each subsequent year until unreduced retirement age by (i) interest at the rate for 30-year Treasuries and (ii) an accrual reflecting one additional year of service. If a participant continues to work beyond his unreduced retirement age, his KERP account will only grow with interest.

        In the event of the participant's death prior to such retirement, SCANA will pay to the participant's designated beneficiary, the participant's KERP account balance at the time of death. In the event a participant's employment is terminated prior to retirement, the participant will be paid his KERP account balance.

     The estimated annual retirement benefits payable at age 65 under the KERP to the executive officers named in the Summary Compensation Table, who participate in the KERP, based on projected eligible compensation (assuming increases of 4% per year) are: Mr. Timmerman - $186,357; Mr. Gibbes - $109,311; Mr. Marsh -$146,464; Mr. Bullwinkel - $110,445; Mr. Lorick - $84,677; Mr. Arthur
- $80,086; and Mr. Byrne - $120,183.

Termination, Severance and Change in Control Arrangements

          SCANA maintains an Executive Benefit Plan Trust. The purpose of the trust is to help retain and attract quality leadership in key SCANA positions in the current transitional environment of the utilities industry. The trust is used to receive SCANA contributions which may be used to pay the deferred compensation benefits of certain directors, executives and other key employees of SCANA in the event of a Change in Control (as defined in the trust). The executive officers included in the Summary Compensation Table participate in all the plans listed below which are covered by the trust, except Mr. Zeigler. Although Mr. Zeigler participates in some of the plans, he does not currently participate in the Key Executive Severance Benefits Plan or the Supplementary Key Executive Severance Benefits Plan.

(1)      Supplementary Voluntary Deferral Plan
(2)      Key Employee Retention Plan
(3)      Supplemental Executive Retirement Plan
(4)      Long-Term Equity Compensation Plan
(5)      Annual Incentive Plan
(6)      Key Executive Severance Benefits Plan
(7)      Supplementary Key Executive Severance Benefits Plan

      The trust and the plans provide flexibility to SCANA in responding to a Potential Change in Control (as defined in the trust) depending upon whether the Change in Control would be viewed as being "hostile" or "friendly". This flexibility includes the ability to deposit and withdraw SCANA contributions up to the point of a Change in Control, and to affect the number of plan participants who may be eligible for benefit distributions upon, or following, a Change in Control.

      The Key Executive Severance Benefits Plan is operative as a "single trigger" plan, meaning that upon the occurrence of a "hostile" Change in Control, benefits provided under Plans (1) through (5) above would be distributed in a lump sum. In contrast, the Supplementary Key Executive Severance Benefits Plan is operative for a period of 24 months following a Change in Control which prior to its occurrence is viewed as being "friendly." In this circumstance, the Key Executive Severance Benefits Plan is inoperative. The Supplementary Key Executive Severance Benefits Plan is a "double trigger" plan that would pay benefits in lieu of those otherwise provided under Plans (1) through (5) in either of two circumstances: (i) the participant's involuntary termination of employment without "Just Cause", or (ii) the participant's voluntary termination of employment for "Good Reason" (as these terms are defined in the Supplementary Key Executive Severance Benefits Plan).

      Benefit distributions relative to a Change in Control, as to which either the Key Executive Severance Benefits Plan or the Supplementary Key Executive Severance Benefits Plan is operative, will be grossed up to include estimated federal, state and local income taxes and any applicable excise taxes owed by plan participants on those benefits.

     The benefit distributions under the Key Executive Severance Benefits Plan would include the following:

o An amount equal to three times the sum of: (i) the officer's annual base salary in effect as of the Change in Control and (ii) the larger of (a) the officer's target award in effect as of the Change in Control under the Annual Incentive Plan or (b) the officer's average of actual annual incentive bonuses received during the prior three years under the Annual Incentive Plan.

o An amount equal to the projected cost for coverage for three full years following the Change in Control as though the officer had continued to be a SCANA employee with respect to medical coverage, long-term disability coverage and either Life Plus (a special life insurance program combining whole life and term coverages) or group term life coverage in accordance with the officer's election, in each case so as to provide substantially the same level of coverage and benefits as the officer enjoyed as of the date of the Change in Control.

o A benefit distribution under the Supplementary Voluntary Deferral Plan calculated to include any implied dividends accrued under the plan through the date of the Change in Control.

o A benefit distribution under the Key Employee Retention Plan equal to the lump sum amount calculated as of the day of the Change in Control under the KERP cash balance formula.

o A benefit under the Supplemental Executive Retirement Plan ("SERP") equal to the amount of the SERP cash balance account as of the date of the Change in Control, increased by an amount equal to additional compensation and interest credits, assuming the executive had completed three additional years of service with compensation at the participant's rate of compensation then in effect, and assuming interest credits for three additional years at the applicable rate of interest, which benefit would then be reduced by the amount of the participant's cash balance account accrued under the Retirement Plan as of the date of the Change in Control.

o A benefit distribution under the Performance Share Plan equal to 100% of the targeted awards for all performance periods not completed as of the date of the Change in Control.

o A benefit distribution under the Long-Term Equity Compensation Plan equal to 100% of the targeted performance share awards for all performance periods not completed as of the date of the Change in Control.

o Under the Long-Term Equity Compensation Plan, all nonqualified stock options awarded shall become immediately exercisable and remain exercisable throughout their term.

o A benefit distribution under the Annual Incentive Plan equal to 100% of the target award in effect as of the date of the Change in Control.

         Benefits under the Supplementary Key Employee Severance Benefits Plan would be the same except that the benefits under the Supplementary Voluntary Deferral Plan would be increased by implied interest from the date of the Change in Control until the end of the month preceding the month in which the benefit is distributed.

         Mr. Zeigler has a Severance Agreement under which a Change in Control occurred on February 10, 2000 when SCANA acquired Public Service Company of North Carolina, Incorporated. Under the Severance Agreement, if Mr. Zeigler's employment is terminated before January 31, 2002, other than by the Company for cause, as a result of death or disability or by Mr. Zeigler without good reason, SCANA will be obligated to pay Mr. Zeigler in addition to his compensation and benefits through the date of termination and normal post-termination benefits, an amount in cash equal to three times the sum of his (i) base salary and (ii) average annual bonus in respect of the three prior fiscal years. The Company also would be obligated to provide Mr. Zeigler and his dependents with life, disability, accident and health insurance benefits for a period of 36 months at the same cost to Mr. Zeigler as prior to termination.

         The Company and Mr. Zeigler have agreed that if a Change in Control of SCANA occurs prior to January 31, 2002, Mr. Zeigler would become a participant in the Key Executive Severance Benefits Plan and the Supplementary Key Executive Severance Benefits Plan to the extent possible and then would relinquish his rights under the Severance Agreement described above. The Company and Mr. Zeigler also have agreed that Mr. Zeigler will become a participant in the Key Executive Severance Benefits Plan and the Supplementary Key Executive Severance Benefits Plan effective January 31, 2002.

(b) Interest in the securities of system companies including options or other rights to acquire securities:

SHARE OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

     In general, "beneficial ownership" includes those shares a director, nominee or executive officer has the power to vote or transfer. On March 9, 2001 the directors and executive officers of SCANA as a group (24 persons) beneficially owned, in the aggregate, 370,942 shares of SCANA Common Stock, including shares subject to options exercisable within 60 days (approximately 0.3564% of the shares outstanding and entitled to vote at the Annual Meeting).

     The following table lists shares beneficially owned on March 9, 2001 by each director, each nominee and each executive officer named in the Summary Compensation Table on page 14.

                                    Amount and Nature of
------------------------------------------------------------------------------
                               Beneficial  Ownership of  SCANA
 Name                                      Common Stock* (1) (2) (3) (4)
------------------------------------------------------------------------
      B. L. Amick                                11,821
------------------------------------------------------------------------------
      H.T. Arthur                                16,211
      J. A. Bennett                               2,210
------------------------------------------------------------------------------
      W. B. Bookhart, Jr.                         21,811
------------------------------------------------------------------------------
      G. J. Bullwinkel                            29,337
------------------------------------------------------------------------------
      W. C. Burkhardt                             11,130
------------------------------------------------------------------------------
      S. A. Byrne                                  7,467
      H. M. Chapman                                7,994
      E. T. Freeman                                6,435
      A. H. Gibbes                                23,135
      L. M. Gressette, Jr.                        63,640
      D. M. Hagood                                   820
      W. H. Hipp                                   4,896
      N. O. Lorick                                 3,955
      K. B. Marsh                                 18,826
------------------------------------------------------------------------------
      L. M. Miller                                 3,356
------------------------------------------------------------------------------
      M. K. Sloan .                                3,955
------------------------------------------------------------------------------
      H. C. Stowe                                  3,941
      W. B. Timmerman                             65,191
------------------------------------------------------------------------------
      G. S. York                                  10,744
------------------------------------------------------------------------------
      C. E. Zeigler, Jr.                          32,133

* Each of the directors, nominees and named executive officers owns less than 1% of the shares outstanding.
(1) Includes shares owned by close relatives, the beneficial ownership of which is disclaimed by the director, nominee or named executive officers, as follows: Mr. Amick-480; Mr. Bookhart-5,804; Mr. Gressette-1,060;
     and by all directors, nominees and executive officers - 7,344 in total.
(2) Includes shares purchased through February 28, 2001, by the Trustee under SCANA's Stock Purchase Savings Plan.
(3) Hypothetical shares acquired under the SCANA Director Compensation and Deferral Plan are not included in the above Table. As of March 9, 2001, each of Messrs. Amick, Bennett, Burkhardt, Hipp, Sloan, Stowe and York and Ms. Miller had acquired 674 hypothetical shares under the plan and Mr. Hagood had acquired 404.
(4) Includes shares subject to options exercisable within 60 days.

(c) Contracts and transactions with system companies:

RELATED TRANSACTIONS

     During 2000, SCANA paid $239,242 (including the value of non-utility in kind services provided by SCANA) to subsidiaries of Liberty Corporation for advertising expenses.

     Mr. Hipp is the Chairman, President and Chief Executive Officer and a director of Liberty Corporation. It is anticipated that similar transactions will occur in the future.

(d) Indebtedness to system companies:   None

(e) Participation in bonus and profit-sharing arrangements and other benefits:

REPORT ON EXECUTIVE COMPENSATION

     SCANA's executive compensation programs are designed to support SCANA's overall objective of creating shareholder value by:

o        Hiring and retaining premier executive talent;

o Having a pay-for-performance philosophy linking rewards to corporate and business unit results;

o Placing a substantial portion of pay for senior executives "at-risk" and aligning the interests of executives with the long-term interests of shareholders through equity-based compensation; and

o Balancing elements of the compensation programs to reflect SCANA's financial, customer-oriented and strategic goals.

We believe our programs perform a vital role in keeping our executives focused on SCANA's goal of enhancing shareholder value.

A description of the program and a discussion of Mr. Timmerman's 2000 compensation follows.

Program Elements

         Executive compensation consists primarily of three key components: base salary, short-term incentive compensation (Annual Incentive Plan) and long-term incentive compensation (Long-Term Equity Compensation Plan).

         Compensation levels for these components are established annually based on a comparison to a market which consists of utilities of various sizes, smaller telecommunications companies and general industry. Results are adjusted through regression analysis to account for differences in company size. Approximately 55% of the utility market companies are included in the Long-Term Equity Compensation Plan Peer Group shown in the Performance Graph on page 23. We do not include all of the peer group companies in the market because we believe that SCANA's competition for executives does not include all of those companies and includes other telecommunications and general industry companies.

         For 2000, all elements of executive compensation were below the market median as adjusted for company size. SCANA continues its philosophy of deliberately moving targeted compensation levels to the market median. The competitive nature of today's utility industry mandates this philosophy if we are to attract and retain premier executive talent.

         The specific components of SCANA's compensation programs for executive officers are described more fully in the following paragraphs. Each component of the compensation package, including severance plans, insurance and other benefits, are considered in determining total compensation.

Base Salaries

         Executive salaries are reviewed annually by the Management Development and Corporate Performance Committee. Adjustments may be made on the basis of an assessment of individual performance, relative levels of accountability, prior experience, breadth and depth of knowledge and changes in market pay practices.

Annual Incentive Plans

         SCANA has Annual Incentive Plans for its officers and officers of its subsidiaries. The plans promote SCANA's pay-for-performance philosophy, as well as its goal of having a meaningful amount of executive pay "at-risk." Through these plans, financial incentives are provided in the form of annual cash bonuses.

      Executives eligible for these plans are assigned threshold, target and maximum bonus levels as a percentage of salary. Bonuses earned are based on the level of performance achieved. Award payouts may increase to a maximum of 1.5 times target if performance exceeds the goals established. Award payouts may decrease, generally to a minimum of one-half the target-level awards, if performance fails to meet established targets, but results are achieved at minimum or threshold levels. Awards earned based on the achievement of pre-established goals may nonetheless be decreased if the Management Development and Corporate Performance Committee determines that actual results warrant a lower payout.

      The various Annual Incentive Plans in which officers of SCANA and its subsidiaries participate place their major emphasis on achieving profitability targets, with the remaining emphasis focused upon meeting annual business objectives relating to such matters as efficiency, quality of service, customer satisfaction and progress toward SCANA's strategic objectives. These plans also allow for an adjustment of an award based upon an evaluation of individual performance. Each award may be increased or decreased by no more than 20% based on the individual performance evaluation, but in no case may an award exceed the maximum payout of 1.5 times target.

      For 2000, the specific measures in each plan in which any executive officer named in the Summary Compensation Table participated are described below.

o    2000 awards for officers of SCANA were based on two performance categories:
     75% of the total 2000 target award was based on SCANA earnings per share
     (EPS) goals, a numerically measurable target. An additional 25% was determined by the achievement of specified goals established for 2000. After the adjustment for individual performance, payouts ranged from 110% to 128% of the target award.

o 2000 awards for officers of South Carolina Electric & Gas Company (SCE&G) were based on three performance categories: SCANA EPS, SCE&G EPS and achievement of annual business objectives (activities that focus on improvements in various areas including existing operating procedures, quality of service and product and human resource matters). The weightings of the individual components for 2000 were: SCANA EPS 50%, SCE&G EPS 25% and annual business objectives 25%. After the adjustment for individual performance, payouts ranged from 90% to 133% of the target award.

o 2000 awards for officers of South Carolina Pipeline Corporation (SCPC) were based 50% on SCANA EPS, 25% on SCPC EPS and 25% on achievement of annual business objectives. After the adjustment for individual performance, payouts ranged from 110% to 120% of the target award.

o 2000 awards for officers of Public Service Company of North Carolina, Incorporated (PSNC Energy) were based 50% on SCANA EPS, 25% on PSNC Energy EPS and 25% on achievement of annual business objectives. After the adjustment for individual performance, payouts ranged from 90% to 95% of the target award.

Long-Term Equity Compensation Plan

      The potential value of long-term incentive opportunities comprises a significant portion of the total compensation package for officers and key employees. The Long-Term Equity Compensation Plan Committee believes this approach to total compensation opportunities provides the appropriate focus for those officers and other key employees who are charged with the responsibility for managing the Company and achieving success for SCANA shareholders. The Long-Term Equity Compensation Plan was adopted last year by shareholders and following adoption became effective as of January 1, 2000. A portion of each executive's potential compensation consists of awards under the Long-Term Equity Compensation Plan. The committee may award to eligible employees incentive and nonqualified stock options, stock appreciation rights (either alone or in tandem with a related option), restricted stock, performance units and performance shares. Certain of these awards may be granted subject to satisfaction of specific performance goals. In 2000, two types of long-term equity compensation awards were granted: performance share awards (which made up 60% of each executive's long-term compensation award) and nonqualified stock option awards (which made up 40% of such award).

Performance Share Awards

      SCANA's performance share award feature of the Long-Term Equity Compensation Plan pays bonuses to executives based on SCANA's Total Shareholder Return ("TSR") relative to a group of peer companies over a three-year period. The purpose of performance share awards is to ensure that executives are compensated only when shareholders gain. The peer group includes 68 electric and gas utilities, none of which have annual revenues of less than $100 million.

      TSR is stock price increase over the three-year period, plus cash dividends paid during that period, divided by stock price as of the beginning of the three-year period. Comparing SCANA's TSR to the TSR of a large group of other utilities reflects SCANA's recognition that investors could have invested their funds in other utility companies and measures how well SCANA did when compared to others operating in similar interest, tax, economic and regulatory environments.

Nonqualified Stock Option Awards

      The nonqualified stock options granted in 2000 gave officers the right to purchase shares of Common Stock at the fair market value of a share on the date the option was granted, and have terms of 10 years. The options become exercisable in 33 1/3% increments on each of the first three anniversaries of the grant date. The purpose of stock options is to align compensation directly with increases in shareholder value. Accordingly, these options will be valuable to recipients only if the market price of SCANA's stock increases.

Policy with Respect to the $1 Million Deduction Limit

      Section 162(m) of the Internal Revenue Code establishes a limit on the deductibility of annual compensation for certain executive officers that exceeds $1,000,000. It is the general intention of SCANA to meet the requirements for deductibility under Section 162(m); however, SCANA reserves the right, where merited by changing business conditions or an executive's individual performance, to authorize compensation payments which may not be fully deductible by SCANA.

Compensation of Chief Executive Officer for 2000

      For 2000, Mr. Timmerman's compensation consisted of the following:

o Base salary of $537,100 derived by reference to executive pay for the market group described. This amount approximates the median base salary for the market. Mr. Timmerman's salary increase of $37,100 from $500,000 to $537,100 was based on his responsibilities as Chairman and Chief Executive Officer, external pay practices and the Management Development and Corporate Performance Committee's assessment of his overall performance during the preceding year. Because this determination was subjective, no one factor was assigned a particular weighting by the Committee.

o For the year 2000, Mr. Timmerman's Annual Incentive Plan target award was 55% of the market rate for his position. Mr. Timmerman's 2000 award was based on three factors: SCANA EPS, achievement of strategic plan objectives and the Management Development and Corporate Performance Committee's assessment of his individual performance. Performance in these factors resulted in Mr. Timmerman receiving a payout of 120% of target.

o

        In 2000, Mr. Timmerman's Long-Term Equity Compensation Plan target award for the period 2000 through 2002 was set at 60% of the salary level for his position. This resulted in a target award of 12,510 performance shares and an award of 35,620 stock options. The amount of the target award was determined by the Long-Term Equity Compensation Plan Committee based on Mr. Timmerman's salary, level of responsibility and competitive practices.

          The Management Development and Long-Term Equity Compensation
     Corporate Performance Committee                   Plan Committee

          H. M. Chapman*                                      H. M. Chapman*
          B. L. Amick                                          J. A. Bennett
          W. B. Bookhart, Jr.                                 W. B. Bookhart Jr.
          W. C. Burkhardt                                     W. C. Burkhardt
          M. K. Sloan                                          D. M. Hagood
          H. C. Stowe                                          L. M. Miller
          W. B. Timmerman**                                   M. K. Sloan
                                                              H. C. Stowe
                                                              G. S. York
*   Chairman of the Committee
** Mr. Timmerman is a non-voting member of the Management Development and Corporate Performance Committee. He did not participate in any of its decisions concerning executive compensation.

(f)      Rights to indemnity.

        Directors and officers of SCANA and its wholly owned subsidiaries are insured under a directors and officers liability policy issued by AEGIS Insurance Services, Inc. The policy is for the period October 31, 1998 through October 31, 2002.

 ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof.


     Recipient                                                        Amount
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------

     BUSINESS AND INDUSTRY POLITICAL EDUCATION COMMITTEE PAC          $2,000
     CAPITAL CITY REPUBLICAN WOMEN'S CLUB                                150
     DEMOCRATIC LEGISLATIVE CAMPAIGN COMMITTEE                         5,000
     GREENWOOD COUNTY REPUBLICAN PARTY                                   100
     HOUSE REPUBLICAN CAUCUS                                           4,375
     NC DEMOCRATIC PARTY                                               5,000
     NC LEGISLATIVE BLACK CAUCUS FOUNDATION                            5,000
     RICHLAND COUNTY REPUBLICAN PARTY                                    500
     SC DEMOCRATIC PARTY                                              51,000
     SC HOUSE DEMOCRATIC CAUCUS                                        3,500
     SC LEGISLATIVE BLACK CAUCUS                                       5,000
     SC SENATE DEMOCRATIC CAUCUS                                       3,500
     SC SENATE REPUBLICAN CAUCUS                                       3,500
     WOMEN'S CAUCUS                                                      950
     DEMOCRATIC PARTY OF GEORGIA                                       5,000
     HOUSE DEMOCRATIC CAUCUS (GEORGIA)                                   500
     REPUBLICAN NATIONAL CAMPAIGN COMMITTEE                           15,000
     GEORGIA REPUBLICAN PARTY                                         10,000
     TRUDI WALEND FOR NC HOUSE                                           200
     BALLANTINE FOR SENATE                                               250
     BOB CARPENTER FOR NC SENATE                                         250
     FOX FOR HOUSE                                                       250
     HARTSELL FOR NC SENATE                                              250
     OWENS FOR HOUSE                                                     250
     RL "BOB" MARTIN CAMPAIGN                                            250
     ED MCMAHAN FOR NC HOUSE                                             250
     RICHARD MOORE FOR STATE TREASURER                                   200
     BADDOUR FOR HOUSE COMMITTEE                                         500
     DAVID HOYLE FOR SENATE COMMITTEE                                  1,000
     MARC BASNIGHT CAMPAIGN                                            1,000
     JIM BLACK FOR NC HOUSE COMMITTEE                                  1,000
     BEV PURDUE FOR LT GOVERNOR                                          500
     COMMITTEE TO ELECT LANIER CANSLER                                   250
     THE MIKE EASLEY COMMITTEE                                         1,000
     THE COOPER COMMITTEE                                              1,000
     BOB HENSLEY FOR NC HOUSE COMMITTEE                                  250
     CITIZENS FOR DAVID MINER                                            250
     COMMITTEE TO ELECT WILMA SHERRILL                                   250
     CONNIE WILSON FOR STATE HOUSE                                       250
     CRAWFORD CAMPAIGN                                                   250
     JERRY DOCKHAM CAMPAIGN FUND                                         250
     RUCHO FOR SENATE                                                    250
     BALLANTINE FOR NC SENATE                                            300
     CITIZENS FOR DAN BLUE                                               300
     DREW SAUNDERS CAMPAIGN                                              300
     JOHN KERR FOR SENATE COMMITTEE                                      300
     ODOM FOR SENATE                                                     300
     RICHARD MORGAN CAMPAIGN COMMITTEE                                   300
     JOHN BRIDGEMAN FOR NC HOUSE                                         500
     BRUBAKER FOR HOUSE COMMITTEE                                        250
     CLARY FOR NC HOUSE COMMITTEE                                        250
     COMMITTEE TO RE-ELECT SAM ELLIS                                     250
     DEDMON FOR HOUSE COMMITTEE                                          250
     GORDON ALLEN FOR NC HOUSE                                           250
     HURLEY FOR HOUSE COMMITTEE                                          250
     LESLIE COX FOR NC HOUSE                                             250
     MORRIS FOR NC HOUSE COMMITTEE                                       250
     NESBITT FOR HOUSE COMMITTEE                                         250
     CHARLES CARTER FOR NC SENATE COMMITTEE                              300
     ERIC REEVES FOR SENATE COMMITTEE                                    300
     STEVE METCALF COMMITTEE                                             300
     RONNIE SMITH FOR NC HOUSE COMMITTEE                                 500


SCANA and its subsidiaries have established political action committees and have incurred, in connection with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group or public relations counsel.

                                                                          Account
  Company   Recipient                       Purpose                   Charged       Amount
  --------- ------------------------------- -------------------------------------- ----------
  --------- ------------------------------- -------------------------------------- ----------

  SCANA     SC POLICY COUNCIL               MEMBERSHIP                  426          $50,000
  SCANA     ALLIANCE PARTNERSHIP            SUPPORT                     921           25,000
  SCANA     NACo                            SUPPORT                     921           20,000
  SCANA     BUSINESS AND INDUSTRY
            POLITICAL EDUCATION
            COMMITTEE PAC                   MEMBERSHIP                  426           10,000
  SCANA     RAWLE MURDY AND ASSOCIATES      PUBLIC RELATIONS            921           30,000
  SCANA     BOB MCALLISTER AND ASSOCIATES   PUBLIC RELATIONS            921           72,000
  SCANA     REDDY CORPORATION               PUBLIC RELATIONS            921           13,000
  SCANA     SUNRISE INC.                    PUBLIC RELATIONS            921           30,000
  SCANA     ADVISORY BOARDS                 CITIZENS ADVISORY GROUP     921           28,000
  SCANA     WELTNER COMMUNICATIONS          PUBLIC RELATIONS          921, 923       186,447
  SCANA     MISCELLANEOUS - 55 ITEMS LESS   COMMUNITY DEV.,
            THAN $10,000                    EDUC. AND CIVIC ACTIVITY  426, 921      $112,259

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

     Part I

                         Serving        Receiving    Compensation                  In Effect at
 Transaction             Company         Company    (in Thousands)   Contract      December 31, 2000
---------------------------------------------------------- -------------- -------------------
---------------------------------------------------------- -------------- -------------------
(Note)                    SCE&G              PSI           $*        (Note)             (Note)
(Note)                     PSNC             SCE&G           *        (Note)             (Note)
(Note)                    SCE&G              SCPC       1,350        (Note)             (Note)
(Note)                    SCE&G              SCI          687        (Note)             (Note)
(Note)                    SCE&G          ServiceCare      749        (Note)             (Note)
(Note)                    SCE&G              SEMI       2,089        (Note)             (Note)
(Note)                    SCE&G              PSNC       3,595        (Note)             (Note)
(Note)                    SCE&G              SPR            *        (Note)             (Note)
(Note)                    SCE&G              SPG            *        (Note)             (Note)
(Note)                    SCE&G               SR            *        (Note)             (Note)
(Note)                    SCE&G              SDC            *        (Note)             (Note)
(Note)                     SCPC             SCE&G         416        (Note)             (Note)
(Note)                     SCPC              SEMI         198        (Note)             (Note)
(Note)                     SDC              SCE&G         162        (Note)             (Note)
(Note)                     SCI              SCE&G           *        (Note)             (Note)
(Note)                     SEMI             SCE&G       1,376        (Note)             (Note)
(Note)                     PSNC              SEMI         160        (Note)             (Note)
(Note)                     SEMI              SCPC           *        (Note)             (Note)
(Note)                     SEMI              PSNC           *        (Note)             (Note)
(Note)                    SCANA              SEMI       5,726        (Note)             (Note)
(Note)                     SCPC              SPG            *        (Note)             (Note)
(Note)                     SCPC              SPR            *        (Note)             (Note)
(Note)                     SCPC              PSNC           *        (Note)             (Note)
(Note)                     SCPC              SDC            *        (Note)             (Note)
(Note)                     PSNC              SCPC           *        (Note)             (Note)
Maintenance contract       PSI              SCE&G       4,323  Jan 1998-Aug 2002          Y
Rental facility            SDC              SCE&G         134  Aug 2000-Aug 2005          Y
Line & pole materials     SCE&G              SCI          144     Jan-Dec 2000            Y
Maintenance contract -
  fiber network           SCE&G              SCI          341     Jan-Dec 2000            Y
Palmetto Center rent      SCE&G              SCI          175     Jan-Dec 2000            Y
Maintenance contract -
  radio system            SCE&G              SCI          148     Jan-Dec 2000            Y
Site leases and related
  operating agreements    SCE&G              SCI            *       Various               Y
Radio system usage         SCI              SCE&G       1,998     Jan-Dec 2000            Y
Dark fiber lease           SCI              SCE&G       1,394     Jan-Dec 2000            Y
Mobile Data system         SCI              SCE&G           *       Various               Y
Tower space rent           SCI              SCE&G           *   11/2000-11/2005           Y
Tower space rent           SCI               SCPC           *   11/2000-11/2005           Y

       * Consideration is less than $100,000.

Note: SCANA Corporation system companies have agreements with each other pursuant to which the system companies reimburse each other for the full cost of services, personnel and facilities provided by another system company.

Part II

None

Part III

None

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

None

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements                                                   Page No.
---------------------------------------------------------------------- ---------
---------------------------------------------------------------------- ---------

SCANA Corporation Condensed Consolidating Balance Sheet                   38
South Carolina Electric & Gas Company Condensed Consolidating
  Balance Sheet                                                           43
Public Service Company of North Carolina, Incorporated Condensed
  Consolidating Balance Sheet                                             45
SCANA Corporation Condensed Consolidating Statement of Income
  and Retained Earnings                                                   48
South Carolina Electric & Gas Company Condensed Consolidating
  Statement of Income and Retained Earnings                               53
Public Service Company of North Carolina, Incorporated Condensed
  Consolidating Statement of Income and Retained Earnings                 55
SCANA Corporation Consolidating Statement of Cash Flows                   57

Exhibits                                                               Page No.
---------------------------------------------------------------------- ---------
---------------------------------------------------------------------- ---------

Exhibit A                                                                 60
Exhibit B                                                                 60
Exhibit C                                                                 64
Exhibit D                                                                 65
Exhibit E                                                                 69
Exhibit F                                                                 70
Exhibit G                                                                 71
Exhibit H                                                                 71




                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)


                                                               SCANA          SOUTH CAROLINA    SOUTH CAROLINA   SOUTH CAROLINA
                                                            CORPORATION       ELECTRIC & GAS      GENERATING          FUEL
                                                           CONSOLIDATED          COMPANY        COMPANY, INC.     COMPANY, INC.
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                       $4,949             $3,558             $178               $57

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                   282                 21                -                 -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                   159                 60                -                 -
  OTHER CURRENT ASSETS                                                1,377                343               19                48
      TOTAL CURRENT ASSETS                                            1,536                403               19                48

DEFERRED DEBITS                                                         653                589                5                 -

        TOTAL                                                        $7,420             $4,571             $202              $105



                                                               SCANA          SOUTH CAROLINA    SOUTH CAROLINA   SOUTH CAROLINA
                                                            CORPORATION       ELECTRIC & GAS      GENERATING          FUEL
                                                           CONSOLIDATED          COMPANY        COMPANY, INC.     COMPANY, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                            $2,032             $1,657              $39                $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                       106                106                -                 -
      TOTAL STOCKHOLDERS' INVESTMENT                                  2,138              1,763               39                 -
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING  FUNDS)                                                       10                 10                -                 -
TRUST-PREFERRED SECURITIES                                               50                 50                -                 -
LONG-TERM DEBT, NET                                                   2,850              1,267               77                 -
      TOTAL CAPITALIZATION (DEFICIT)                                  5,048              3,090              116                 -

CURRENT LIABILITIES                                                   1,111                446               33               106

 DEFERRED CREDITS                                                     1,261              1,035               53               (1)

        TOTAL                                                        $7,420             $4,571             $202              $105





                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                                              SCANA             SCANA
                                                        SOUTH CAROLINA     DEVELOPMENT     COMMUNICATIONS,       PRIMESOUTH,
                                                        PIPELINE CORP.     CORPORATION          INC.                INC.
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                      $178              $-                  $-                  $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                  -               4                 149                   8

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                  2               -                   -                   1
  OTHER CURRENT ASSETS                                               113               -                 486                   2
      TOTAL CURRENT ASSETS                                           115               -                 486                   3

DEFERRED DEBITS                                                       13               3                   1                   -

        TOTAL                                                       $306              $7                $636                 $11



                                                                              SCANA             SCANA
                                                        SOUTH CAROLINA     DEVELOPMENT     COMMUNICATIONS,
                                                        PIPELINE CORP.     CORPORATION          INC.          PRIMESOUTH, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                           $108              $3                $183                  $2
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                      -               -                   -                   -
    TOTAL STOCKHOLDERS' INVESTMENT                                   108               3                 183                   2
PREFERRED STOCK (SUBJECT TO  PURCHASE OR SINKING FUNDS)                -               -                   -                   -
TRUST-PREFERRED SECURITIES                                             -               -                   -                   -
LONG-TERM DEBT, NET                                                   40               -                   -                   -
      TOTAL CAPITALIZATION (DEFICIT)                                 148               3                 183                   2

CURRENT LIABILITIES                                                  127               4                 453                   8

 DEFERRED CREDITS                                                     31               -                   -                   1

        TOTAL                                                       $306              $7                $636                 $11









                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)


                                                                                                                SCANA
                                                               SCANA ENERGY               SCANA               PETROLEUM
ASSETS                                                       MARKETING, INC.            RESOURCES          RESOURCES, INC.

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                                  $-                   $-                    $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                            2                    7                     -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                           20                    -                     -
  OTHER CURRENT ASSETS                                                         249                    -                     -
      TOTAL CURRENT ASSETS                                                     269                    -                     -

DEFERRED DEBITS                                                                  8                    -                     -

        TOTAL                                                                 $279                   $7                    $-




                                                                                                                SCANA
                                                               SCANA ENERGY               SCANA               PETROLEUM
CAPITALIZATION & LIABILITIES                                 MARKETING, INC.            RESOURCES          RESOURCES, INC

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                                    $(12)                   $-                  $(1)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                                -                    -                     -
    TOTAL STOCKHOLDERS' INVESTMENT                                            (12)                    -                   (1)
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING FUNDS)                                                                -                    -                     -
TRUST-PREFERRED SECURITIES                                                       -                    -                     -
LONG-TERM DEBT, NET                                                              -                    -                     -
      TOTAL CAPITALIZATION (DEFICIT)                                          (12)                    -                   (1)

CURRENT LIABILITIES                                                            254                    7                     -

 DEFERRED CREDITS                                                               37                    -                     1

        TOTAL                                                                 $279                   $7                    $-














                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                                SCANA                                 SCANA
                                                               PROPANE                               PROPANE            SCANA
                                                              GAS, INC.     SERVICECARE, INC.     SERVICES, INC      CORPORATION
ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                          $-                  $-                  $-               $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                    -                   3                   -            3,386

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                    -                   -
                                                                                                                 -               55
  OTHER CURRENT ASSETS                                                 (1)                   7
                                                                                                                 -               60
      TOTAL CURRENT ASSETS                                             (1)                   7
                                                                                                                 -              115

DEFERRED DEBITS                                                          -                   9
                                                                                                                 -                5

        TOTAL                                                         $(1)                 $19                  $-           $3,506



                                                                SCANA                                 SCANA
                                                               PROPANE                               PROPANE             SCANA
                                                              GAS, INC.     SERVICECARE, INC.     SERVICES, INC       CORPORATION
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                               $1                $(7)                  $-           $2,033
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                        -                   -                   -                -
    TOTAL STOCKHOLDERS' INVESTMENT                                       1                 (7)
                                                                                                                 -            2,033
PREFERRED STOCK (SUBJECT  TO PURCHASE OR
   SINKING FUNDS)                                                        -                   -                   -                -
TRUST-PREFERRED SECURITIES                                               -                   -                   -                -
LONG-TERM DEBT, NET                                                      -                   -                   -
                                                                                                                              1,345
      TOTAL CAPITALIZATION (DEFICIT)                                     1                 (7)
                                                                                                                 -            3,378

CURRENT LIABILITIES                                                    (2)                  26
                                                                                                                 -              120

 DEFERRED CREDITS                                                        -                   -
                                                                                                                 -                8

        TOTAL                                                         $(1)                 $19                  $-
                                                                                                                             $3,506









                                SCANA CORPORATION
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                                                              PUBLIC SERVICE
                                                                                             COMPANY OF NORTH
                                                                           SCANA                CAROLINA,
ASSETS                                                                SERVICES, INC.           INCORPORATED         ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                         $2                 $976                    $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION
                                                                       28                   34               (3,360)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS
                                                                        9                   12                     -
  OTHER CURRENT ASSETS
                                                                        6                  185                 (140)
      TOTAL CURRENT ASSETS
                                                                       15                  197                 (140)

DEFERRED DEBITS
                                                                        5                   42                  (27)

        TOTAL
                                                                      $50 $1,249                            $(3,527)



                                                                                        PUBLIC SERVICE
                                                                                        COMPANY OF NORTH
                                                                           SCANA           CAROLINA,
                                                                       SERVICES, INC      INCORPORATED          ELIMINATIONS
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY (DEFICIT)                                                                                        $756
                                                                         $36                                   $(2,766)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                          -                    -                     -
    TOTAL STOCKHOLDERS' INVESTMENT
                                                                          36                  756               (2,766)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)                     -                    -                     -
TRUST-PREFERRED SECURITIES                                                 -                    -                     -
LONG-TERM DEBT, NET
                                                                           1                  145                  (25)
      TOTAL CAPITALIZATION (DEFICIT)
                                                                          37                  901               (2,791)

CURRENT LIABILITIES
                                                                          10                  228                 (709)

 DEFERRED CREDITS
                                                                           3                  120                  (27)

        TOTAL                                                                              $1,249
                                                                         $50                                   $(3,527)














                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                              SOUTH CAROLINA      SOUTH CAROLINA
                                                              ELECTRIC & GAS      ELECTRIC & GAS     SOUTH CAROLINA
                                                                 COMPANY             COMPANY              FUEL
ASSETS                                                             10-K            CONSOLIDATED       COMPANY, INC.    ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION               $3,615               $3,558               $57               $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                            21                   21                 -                -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                            60                   60                 -                -
  OTHER CURRENT ASSETS                                          379                  343                48             (12)
      TOTAL CURRENT ASSETS                                      439                  403                48             (12)

DEFERRED DEBITS                                                 589                  589                 -                -

        TOTAL                                                $4,664               $4,571              $105            $(12)


                                                              SOUTH CAROLINA      SOUTH CAROLINA
                                                              ELECTRIC & GAS      ELECTRIC & GAS     SOUTH CAROLINA
                                                                 COMPANY             COMPANY              FUEL
CAPITALIZATION & LIABILITIES                                       10-K            CONSOLIDATED       COMPANY, INC.     ELIMINATIONS

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                             $1,657               $1,657                $-               $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                              106                  106                 -                -
    TOTAL STOCKHOLDERS' INVESTMENT                           1,763                1,763                 -                -
PREFERRED STOCK (SUBJECT TO PURCHASE OR
  SINKING FUNDS)                                                10                   10                 -                -
TRUST-PREFERRED SECURITIES                                      50                   50                 -                -
LONG-TERM DEBT, NET                                          1,267                1,267                 -                -
      TOTAL CAPITALIZATION                                   3,090                3,090                 -                -

CURRENT LIABILITIES                                            541                  446               106             (11)

 DEFERRED CREDITS                                            1,033                1,035               (1)              (1)

        TOTAL                                               $4,664               $4,571              $105            $(12)












                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                               SOUTH CAROLINA
                                               ELECTRIC & GAS     SOUTH CAROLINA
                                                   COMPANY        ELECTRIC & GAS        SCE&G
ASSETS                                          CONSOLIDATED          COMPANY          TRUST 1       ELIMINATIONS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION           $3,558              $3,558            $-                  $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                        21                  23            51
                                                                                                                 (53)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                        60                  60             -
                                                                                                                    -
  OTHER CURRENT ASSETS                                      343                 343             -
                                                                                                                    -
      TOTAL CURRENT ASSETS                                  403                 403             -
                                                                                                                    -

DEFERRED DEBITS                                             589                 589             -
                                                                                                                    -

        TOTAL                                            $4,571              $4,573           $51               $(53)



                                                                SOUTH CAROLINA
                                                                ELECTRIC & GAS     SOUTH CAROLINA
                                                                    COMPANY        ELECTRIC & GAS        SCE&G
CAPITALIZATION & LIABILITIES                                     CONSOLIDATED          COMPANY          TRUST 1        ELIMINATIONS

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                             $1,657              $1,657            $1
                                                                                                                    $(1)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                              106                 106             -                   -
    TOTAL STOCKHOLDERS' INVESTMENT                           1,763               1,763             1
                                                                                                                     (1)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)          10                  10             -                   -
TRUST-PREFERRED SECURITIES                                      50                   -            50                   -
LONG-TERM DEBT, NET                                          1,267               1,319             -
                                                                                                                    (52)
      TOTAL CAPITALIZATION                                   3,090               3,092            51
                                                                                                                    (53)

CURRENT LIABILITIES                                            446                 446             -                   -

 DEFERRED CREDITS                                            1,035               1,035             -
                                                                                                                       -

        TOTAL                                               $4,571              $4,573           $51
                                                                                                                   $(53)








             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                                 PUBLIC SERVICE     PUBLIC SERVICE
                                                                   COMPANY OF         COMPANY OF
                                                                     NORTH               NORTH
                                                                   CAROLINA,           CAROLINA,
                                                                  INCORPORATED       INCORPORATED
                                                                      10-K           CONSOLIDATED        RECLASSIFICATIONS

ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                               $976                $976                      $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                                          34                  34                       -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                          12                  12                       -
  OTHER CURRENT ASSETS                                                        198                 185                      13
      TOTAL CURRENT ASSETS                                                    210                 197                      13

DEFERRED DEBITS                                                                28                  42                    (14)

        TOTAL                                                              $1,248              $1,249                    $(1)




                                                                 PUBLIC SERVICE     PUBLIC SERVICE
                                                                   COMPANY OF         COMPANY OF
                                                                     NORTH               NORTH
                                                                   CAROLINA,           CAROLINA,
                                                                  INCORPORATED       INCORPORATED
                                                                      10-K           CONSOLIDATED        RECLASSIFICATIONS

CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                              $712                $756                   $(44)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                                            712                 756                    (44)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)
TRUST-PREFERRED SECURITIES
LONG-TERM DEBT, NET                                                           145                 145                       -
      TOTAL CAPITALIZATION                                                    857                 901                    (44)

CURRENT LIABILITIES                                                           279                 228                      51

 DEFERRED CREDITS                                                             112                 120                     (8)

        TOTAL                                                              $1,248              $1,249                    $(1)








             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                        PUBLIC SERVICE
                                                          COMPANY OF      PUBLIC SERVICE
                                                             NORTH          COMPANY OF
                                                           CAROLINA,           NORTH
                                                         INCORPORATED        CAROLINA,           BLUE              PSNC
                                                         CONSOLIDATED      INCORPORATED          RIDGE          PRODUCTION


ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION              $976              $976                $-                $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                         34                 -                10                 2

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                         12                 8                 -                 4
  OTHER CURRENT ASSETS                                       185               168                 -                25
      TOTAL CURRENT ASSETS                                   197               176                 -                29

DEFERRED DEBITS                                               42                41                 -                 1

        TOTAL                                             $1,249            $1,193               $10               $32


                                                                PUBLIC SERVICE
                                                                  COMPANY OF      PUBLIC SERVICE
                                                                     NORTH          COMPANY OF
                                                                   CAROLINA,           NORTH
                                                                 INCORPORATED        CAROLINA,           BLUE              PSNC
                                                                 CONSOLIDATED      INCORPORATED          RIDGE          PRODUCTION


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                   $756              $712                $9                $6
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                    -                 -                 -                 -
    TOTAL STOCKHOLDERS' INVESTMENT                                 756               712                 9                 6
PREFERRED STOCK (SUBJECT  TO PURCHASE OR SINKING FUNDS)              -                 -                 -                 -
TRUST-PREFERRED SECURITIES                                           -                 -                 -                 -
LONG-TERM DEBT, NET                                                145               145
      TOTAL CAPITALIZATION                                         901               857                 9                 6

CURRENT LIABILITIES                                                228               216                 1                26

 DEFERRED CREDITS                                                  120               120                 -                 -

        TOTAL                                                   $1,249            $1,193               $10               $32











             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                                      SONAT             CLEAN             PSNC
                                                                 PUBLIC SERVICE        ENERGY           CARDINAL        ELIMINATIONS






ASSETS

UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION                    $-                $-                $-                $-

OTHER PROPERTY AND INVESTMENTS,
      NET OF ACCUMULATED DEPRECIATION                              -                 -                22
                                                                                                                         -

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                              -                 -                 -
                                                                                                                         -
  OTHER CURRENT ASSETS                                            35                 -                 -
                                                                                                                      (43)
      TOTAL CURRENT ASSETS                                        35                 -                 -              (43)

DEFERRED DEBITS                                                    -                 -                 -
                                                                                                                         -

        TOTAL                                                    $35                $-               $22             $(43)



                                                                      SONAT             CLEAN           PSNC
                                                                 PUBLIC SERVICE        ENERGY         CARDINAL      ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                                   $8                $-               $21                $-
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                                  -                 -                 -                 -
    TOTAL STOCKHOLDERS' INVESTMENT                                 8                 -                21                 -
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)             -                 -                 -                 -
TRUST-PREFERRED SECURITIES                                         -                 -                 -                 -
LONG-TERM DEBT, NET
                                                                                                                         -
      TOTAL CAPITALIZATION                                         8                 -                21                 -

CURRENT LIABILITIES                                               27                 -                 1
                                                                                                                      (43)

 DEFERRED CREDITS                                                  -                 -                 -
                                                                                                                         -

        TOTAL                                                    $35                $-               $22             $(43)











                                SCANA CORPORATION
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)


                                                                            SOUTH CAROLINA
                                                              SCANA         ELECTRIC & GAS      SOUTH CAROLINA      SOUTH CAROLINA
                                                           CORPORATION          COMPANY           GENERATING             FUEL
                                                          CONSOLIDATED       CONSOLIDATED        COMPANY, INC.       COMPANY, INC.

OPERATING REVENUES                                                 $3,433              $1,669                $100        $218

OPERATING EXPENSES:
  OPERATING EXPENSES                                                2,662               1,054                  77         213
  DEPRECIATION AND AMORTIZATION                                       217                 158                   8           -
    TOTAL OPERATING EXPENSES                                        2,879               1,212                  85         213

OPERATING INCOME                                                      554                 457                  15           5

OTHER INCOME                                                           44                  16                   -           -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                 598                 473                  15           5

INTEREST CHARGES, NET                                                 225                 105                   7           5

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                      373                 368                   8           -

INCOME TAXES                                                          141                 133                   1           -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                 232                 235                   7           -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                    4                   4                   -           -

PREFERRED STOCK CASH DIVIDENDS                                        (7)                 (7)                   -           -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                         29                  22                   -           -

NET INCOME                                                           $250                $246                  $7          $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT BEGINNING OF YEAR                                               $720                $550                 $15          $-
COMMON STOCK CASH DIVIDENDS DECLARED                                  120                 147                   2           -
OTHER                                                                   -                   -                   -           -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT END OF YEAR                                                     $850                $649                 $20          $-

EARNINGS AVAILABLE FOR COMMON STOCK                                   250                   -                   -           -
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                            104.543                   -                   -           -
EARNINGS PER SHARE OF COMMON STOCK                                   2.40                   -                   -           -






                                SCANA CORPORATION
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                       SOUTH CAROLINA           SCANA               SCANA
                                                       PIPELINE CORP.        DEVELOPMENT       COMMUNICATIONS,     PRIMESOUTH, INC.
                                                        CONSOLIDATED         CORPORATION            INC.             CONSOLIDATED



OPERATING REVENUES                                                  $489                  $-                  $-        $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 454                   -                   -         -
  DEPRECIATION AND AMORTIZATION                                        8                   -                   -         -
    TOTAL OPERATING EXPENSES                                         462                   -                   -         -

OPERATING INCOME                                                      27                   -                   -         -

OTHER INCOME                                                           1                   -                  20         -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                 28                   -                  20         -

INTEREST CHARGES, NET                                                  5                   -                  23         1

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                      23                   -                 (3)       (1)

INCOME TAXES                                                           8                   -                 (1)       (1)

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                 15                   -                 (2)         -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                   -                   -                   -         -

PREFERRED STOCK CASH DIVIDENDS                                         -                   -                   -         -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                         -                   -                   -         -

NET INCOME                                                           $15                  $-                $(2)        $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                              $48                $(1)                 $11      $(8)
COMMON STOCK CASH DIVIDENDS DECLARED                                   9                   -                   -         -
OTHER                                                                  -                   -                   -         -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                    $54                $(1)                  $9      $(8)






                                SCANA CORPORATION
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                                                                   SCANA
                                                         SCANA ENERGY           SCANA            PETROLEUM         SCANA PROPANE
                                                        MARKETING INC.        RESOURCES       RESOURCES, INC.        GAS, INC.


OPERATING REVENUES                                                  $950                  $-                 $-        $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                                 950                   -                  -         -
  DEPRECIATION AND AMORTIZATION                                        1                   -                  -         -
    TOTAL OPERATING EXPENSES                                         951                   -                  -         -

OPERATING INCOME                                                     (1)                   -                  -         -

OTHER INCOME                                                           4                   -                  -         -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                  3                   -                  -         -

INTEREST CHARGES, NET                                                  6                   -                  -         -

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                     (3)                   -                  -         -

INCOME TAXES                                                         (1)                   -                  -         -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                (2)                   -                  -         -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                   -                   -                  -         -

PREFERRED STOCK CASH DIVIDENDS                                         -                   -                  -         -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                         -                   -                  -         -

NET INCOME                                                          $(2)                  $-                 $-        $-


RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                            $(67)                $(3)              $(94)        $7
COMMON STOCK CASH DIVIDENDS DECLARED                                   -                   -                  -         -
OTHER                                                                  -                   -                  -         (18)
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                  $(69)                $(3)              $(94)        $(11)







                                SCANA CORPORATION
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)


                                                                             SCANA PROPANE           SCANA               SCANA
                                                       SERVICECARE, INC.     STORAGE, INC.        CORPORATION       SERVICES, INC.


OPERATING REVENUES                                                     $-                  $-                  $-        $175

OPERATING EXPENSES:
  OPERATING EXPENSES                                                    -                   -                   -         170
  DEPRECIATION AND AMORTIZATION
    TOTAL OPERATING EXPENSES                                            -                   -                   -         170

OPERATING INCOME                                                        -                   -                   -           5

OTHER INCOME                                                          (4)                   -                 324         (5)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                 (4)                   -                 324           -

INTEREST CHARGES, NET                                                   2                   -                  94           -

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                      (6)                   -                 230           -

INCOME TAXES                                                          (2)                   -                (20)           -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                 (4)                   -                 250           -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                    -                   -                   -           -

PREFERRED STOCK CASH DIVIDENDS                                          -                   -                   -           -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                          -                   -                   -           -

NET INCOME                                                           $(4)                  $-                $250          $-

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                              $(6)                 $25                $720          $-
COMMON STOCK CASH DIVIDENDS DECLARED                                    -                   -                   -           -
OTHER                                                                   -                (25)               (120)           -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
  AT END OF YEAR                                                    $(10)                  $-                $850          $-








                                SCANA CORPORATION
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                              PUBLIC SERVICE
                                                             COMPANY OF NORTH
                                                          CAROLINA, INCORPORATED           ELIMINATIONS


OPERATING REVENUES                                                              $547                   $(715)

OPERATING EXPENSES:
  OPERATING EXPENSES                                                             448                    (704)
  DEPRECIATION AND AMORTIZATION                                                   42                        -
    TOTAL OPERATING EXPENSES                                                     490                    (704)

OPERATING INCOME                                                                  57                     (11)

OTHER INCOME                                                                       8                    (320)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                             65                    (331)

INTEREST CHARGES, NET                                                             20                     (43)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                                  45                    (288)

INCOME TAXES                                                                      24                        -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                             21                    (288)

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                               -                        -

PREFERRED STOCK CASH DIVIDENDS                                                     -                        -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                                     7                        -

NET INCOME                                                                       $28                   $(288)

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                                           $-                   $(477)
COMMON STOCK CASH DIVIDENDS DECLARED                                              19                     (57)
OTHER                                                                              -                      163
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                                 $9                   $(545)






                                              SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)


                                                     SOUTH CAROLINA      SOUTH CAROLINA
                                                     ELECTRIC & GAS      ELECTRIC & GAS      SOUTH CAROLINA
                                                         COMPANY             COMPANY              FUEL
                                                          10-K         CONSOLIDATED           COMPANY, INC.       ELIMINATIONS


OPERATING REVENUES                                              $1,669              $1,669                $218              $(218)

OPERATING EXPENSES:
  OPERATING EXPENSES                                             1,054               1,054                 213               (213)
  DEPRECIATION AND AMORTIZATION                                    158                 158
    TOTAL OPERATING EXPENSES                                     1,212               1,212                 213               (213)

OPERATING INCOME                                                   457                 457                   5                 (5)

OTHER INCOME                                                        16                  16                   -                   -

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                              473                 473                   5                 (5)

INTEREST CHARGES, NET                                              105                 105                   5                 (5)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                   368                 368                   -                   -

INCOME TAXES                                                       133                 133                   -                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                              235                 235                   -                   -

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                 4                   4                   -                   -

PREFERRED STOCK CASH DIVIDENDS                                     (7)                 (7)                   -                   -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                      22                  22                   -                   -

NET INCOME                                                        $246                $246                  $-                  $-

RETAINED EARNINGS AT BEGINNING OF YEAR                            $550                $550                   -                   -
COMMON STOCK CASH DIVIDENDS DECLARED                               147                 147                   -                   -
OTHER                                                                -                   -                   -                   -
RETAINED EARNINGS AT END OF YEAR                                  $649                $649                  $-                  $-











                                              SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                     SOUTH CAROLINA
                                                     ELECTRIC & GAS      SOUTH CAROLINA
                                                         COMPANY         ELECTRIC & GAS           SCE&G
                                                      CONSOLIDATED           COMPANY             TRUST 1          ELIMINATIONS



OPERATING REVENUES                                              $1,669              $1,669                  $-                  $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                             1,054               1,054                   -                   -
  DEPRECIATION AND AMORTIZATION                                    158                 158                   -                   -
    TOTAL OPERATING EXPENSES                                     1,212               1,212                   -                   -

OPERATING INCOME                                                   457                 457                   -                   -

OTHER INCOME                                                        16                  18                   4                 (6)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                              473                 475                   4                 (6)

INTEREST CHARGES, NET                                              105                 110                   -                 (5)

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                   368                 365                   4                 (1)

INCOME TAXES                                                       133                 133                   -                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                              235                 232                   4                 (1)

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                 4                   -                   4                   -

PREFERRED STOCK CASH DIVIDENDS                                     (7)                 (7)                   -                   -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                      22                  22                   -                   -

NET INCOME                                                        $246                $247                  $-                $(1)

RETAINED EARNINGS AT BEGINNING OF YEAR                            $550                $549                  $-                  $1
COMMON STOCK CASH DIVIDENDS DECLARED                               147                 147                   -                   -
OTHER                                                                -                   -                   -                   -
RETAINED EARNINGS AT END OF YEAR                                  $649                $649                  $-                  $-














                                      PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                 CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)


                                                      PUBLIC SERVICE
                                                        COMPANY OF       PUBLIC SERVICE
                                                          NORTH            COMPANY OF
                                                        CAROLINA,             NORTH
                                                       INCORPORATED         CAROLINA,             BLUE                PSNC
                                                       CONSOLIDATED       INCORPORATED            RIDGE            PRODUCTION

OPERATING REVENUES                                                $547                $406                  $-                  $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                               448                 310                   -                   -
  DEPRECIATION AND AMORTIZATION                                     42                  42                   -                   -
    TOTAL OPERATING EXPENSES                                       490                 352                   -                   -

OPERATING INCOME                                                    57                  54                   -                   -

OTHER INCOME                                                         8                   3                   2                   1

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                               65                  57                   2                   1

INTEREST CHARGES, NET                                               20                  20                   -                   -

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                    45                  37                   2                   1

INCOME TAXES                                                        24                  21                   -                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                               21                  16                   2                   1

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                 -                   -                   -                   -

PREFERRED STOCK CASH DIVIDENDS                                       -                   -                   -                   -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                       7                   7                   -                   -

NET INCOME                                                         $28                 $23                  $2                  $1

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                            $73                 $34                  $7                  $5
COMMON STOCK CASH DIVIDENDS DECLARED                                19                  19                   -                   -
OTHER                                                             (73)                (73)                   -                   -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                   $9               $(35)                  $9                  $6









                                      PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                                 CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                               FOR THE YEAR ENDED DECEMBER 31, 2000
                                                      (MILLIONS OF DOLLARS)

                                                          SONAT               CLEAN               PSNC
                                                     PUBLIC SERVICE          ENERGY             CARDINAL          ELIMINATIONS


OPERATING REVENUES                                                $141                  $-                  $-                  $-

OPERATING EXPENSES:
  OPERATING EXPENSES                                               138                   -                   -                   -
  DEPRECIATION AND AMORTIZATION                                      -                   -                   -                   -
    TOTAL OPERATING EXPENSES                                       138                   -                   -                   -

OPERATING INCOME                                                     3                   -                   -                   -

OTHER INCOME                                                         -                   -                   4                 (2)

INCOME BEFORE INTEREST CHARGES, INCOME
  TAXES AND PREFERRED STOCK DIVIDENDS                                3                   -                   4                 (2)

INTEREST CHARGES, NET

INCOME BEFORE INCOME TAXES AND MANDATORILY
 REDEEMABLE PREFERRED SECURITIES                                     3                   -                   4                 (2)

INCOME TAXES                                                         1                   -                   2                   -

INCOME BEFORE MANDATORILY REDEEMABLE
 PREFERRED SECURITIES                                                2                   -                   2                 (2)

PREFERRED DIVIDEND REQUIREMENT OF COMPANY
--OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES                                                 -                   -                   -                   -

PREFERRED STOCK CASH DIVIDENDS                                       -                   -                   -                   -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                       -                   -                   -                   -

NET INCOME                                                          $2                  $-                  $2                $(2)

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT BEGINNING OF YEAR                                             $6                  $-                 $19                  $2
COMMON STOCK CASH DIVIDENDS DECLARED                                 -                   -                   -                   -
OTHER                                                                -                   -                   -                   -
RETAINED EARNINGS (ACCUMULATED DEFICIT)
   AT END OF YEAR                                                   $8                  $-                 $21                  $-














           SCANA CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2000                                                      SOUTH           PUBLIC SERVICE
                                                                      SCANA             CAROLINA            COMPANY OF
                                                                   CORPORATION       ELECTRIC & GAS      NORTH CAROLINA,
                                                                 UNCONSOLIDATED          COMPANY           INCORPORATED
(Millions of dollars)

Cash Flows From Operating Activities:
Net income                                                                    $250               $246                   $28
Adjustments to reconcile net income to net cash provided
from
  operating activities:
    Cumulative effect of accounting change, net of taxes                         -               (22)                   (7)
    Earnings on equity and subsidiary investments                            (286)                  -                     -
    Subsidiary preferred stock dividend                                          -                  7                     -
    Gain on sale of assets                                                       -                (3)                     -
    Depreciation and amortization                                                -                159                    47
    Amortization of nuclear fuel                                                 -                 16                     -
    Allowance for funds used during construction                                 -                (6)                     -
    Over (under) collection, fuel adjustment clause                              -               (42)                     9
    Changes in certain assets and liabilities:
         (Increase) decrease in receivables                                      1               (56)                  (77)
         (Increase) decrease in pension asset                                    -               (43)                     -
         (Increase) decrease in other regulatory assets                          -                 15                     -
         (Increase) decrease inventories                                         -                  8                   (3)
         Increase (decrease) in deferred income taxes, net                     (1)                 60                     9
         Increase (decrease) in postretirement benefits                          -                 15                     1
         Increase (decrease) in other regulatory liabilities                     -                  6                     5
         Increase (decrease) in accounts payable                               (5)                 50                    78
         Increase (decrease) in taxes accrued                                  (2)               (23)                     -
   Other, net                                                                   36                (8)                  (14)
-------------------------------------------------------------- -------------------- ------------------ ---------------------
Net Cash Provided From Operating Activities                                    (7)                379                    76
-------------------------------------------------------------- -------------------- ------------------ ---------------------

Cash Flows From Investing Activities:
  Utility property additions and construction expenditures,
net of
      AFC                                                                        -              (277)                  (39)
  Purchase of nonutility property                                              (2)                (1)                     -
  Purchase of subsidiary                                                     (213)                  -                     -
  Proceed from sale of nonutility property                                       -                  2                     5
  (Increase) decrease in nonutility property and investments                    22                (1)                   (1)
  (Increase) decrease in affiliate receivables                               (175)                  -                     -
  Dividend payments - common stock of subsidiaries                             159              (126)                  (21)
-------------------------------------------------------------- -------------------- ------------------ ---------------------
Net Cash Used For Investing Activities                                       (209)              (403)                  (56)
-------------------------------------------------------------- -------------------- ------------------ ---------------------

Cash Flows From Financing Activities:
    Proceeds:
        Issuance of First Mortgage Bonds                                         -                148                     -
        Issuance of Bank notes                                                 998                  -                     -
    Repayment and repurchases:
        Bank Notes                                                           (170)                (4)                     -
        Mortgage Bonds                                                           -              (100)                   (9)
        Common stock                                                         (488)                  -                     -
        Preferred stock                                                          -                (1)                     -
    Dividend payments:
        Common Stock                                                         (119)                (5)                     -
        Preferred stock                                                          -                (7)                     -
    Short-term borrowings, net                                                  32               (25)                  (13)
    Fuel financings, net
-------------------------------------------------------------- -------------------- ------------------ ---------------------
Net Cash Provided From (Used For) Financing Activities                         253                  6                  (22)
-------------------------------------------------------------- -------------------- ------------------ ---------------------
Net Increase (Decrease) in Cash and Temporary Cash
  Investments                                                                   37               (18)                   (2)
Cash and Temporary Cash Investments, January 1                                  16                 78                     9
-------------------------------------------------------------- -------------------- ------------------ ---------------------
Cash and Temporary Cash Investments, December 31                               $53                $60                    $7
============================================================== ==================== ================== =====================



             SCANA CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2000                                                ALL OTHERS           SCANA
                                                               SCANA SERVICES,          AND           CORPORATION
                                                                     INC.          ELIMINATIONS      CONSOLIDATED
(Millions of dollars)

Cash Flows From Operating Activities:
Net income                                                                    $-           $(274)               $250
Adjustments to reconcile net income to net cash provided
from
  operating activities:
    Cumulative effect of accounting change, net of taxes                       -                -               (29)
    Earnings on equity and subsidiary investments                              -              289                  3
    Subsidiary preferred stock dividend                                        -                -                  7
    Gain on sale of assets                                                     -              (3)                (3)
    Depreciation and amortization                                              2               19                227
    Amortization of nuclear fuel                                               -                -                 16
    Allowance for funds used during construction                               -              (3)                (9)
    Over (under) collection, fuel adjustment clause                            -                -               (33)
    Changes in certain assets and liabilities:
         (Increase) decrease in receivables                                  (4)            (127)              (263)
         (Increase) decrease in pension asset                                  -                -               (43)
         (Increase) decrease in other regulatory assets                        -             (11)                  4
         (Increase) decrease inventories                                       -              (2)                  3
         Increase (decrease) in deferred income taxes, net                     -              (7)                 61
         Increase (decrease) in postretirement benefits                        -              (1)                 15
         Increase (decrease) in other regulatory liabilities                   -                -                 11
         Increase (decrease) in accounts payable                               8               26                157
         Increase (decrease) in taxes accrued                                  -             (30)               (55)
   Other, net                                                                 21               40                 72
------------------------------------------------------------- ------------------- ---------------- ------------------
Net Cash Provided From Operating Activities                                   27             (84)                391
------------------------------------------------------------- ------------------- ---------------- ------------------

Cash Flows From Investing Activities:
  Utility property additions and construction expenditures,
net of
      AFC                                                                      -             (18)              (334)
  Purchase of nonutility property                                           (18)              (6)               (27)
  Purchase of subsidiary                                                       -                1              (212)
  Proceed from sale of nonutility property                                     -                1                  8
  (Increase) decrease in nonutility property and investments                   -             (40)               (20)
  (Increase) decrease in affiliate receivables                                 -              175                  -
  Dividend payments - common stock of subsidiaries                             -                -                  -
------------------------------------------------------------- ------------------- ---------------- ------------------
Net Cash Used For Investing Activities                                      (18)              101              (585)
------------------------------------------------------------- ------------------- ---------------- ------------------

Cash Flows From Financing Activities:
    Proceeds:
        Issuance of First Mortgage Bonds                                       -                -                148
        Issuance of Bank notes                                                 -                -                998
    Repayment and repurchases:                                                 -                -                  -
        Bank Notes                                                             -              (1)              (175)
        Mortgage Bonds                                                         -                1              (108)
        Common stock                                                           -                -              (488)
        Preferred stock                                                        -                -                (1)
    Dividend payments:
        Common Stock                                                           -                -              (124)
        Preferred stock                                                        -                -                (7)
    Short-term borrowings, net                                                 -                -                (6)
    Fuel financings, net
------------------------------------------------------------- ------------------- ---------------- ------------------
Net Cash Provided From (Used For) Financing Activities                         -                -
------------------------------------------------------------- ------------------- ---------------- ------------------
Net Increase (Decrease) in Cash and Temporary Cash
  Investments                                                                  9               17                 43
Cash and Temporary Cash Investments, January 1                                 -               13                116
------------------------------------------------------------- ------------------- ---------------- ------------------
Cash and Temporary Cash Investments, December 31                              $9              $30               $159
============================================================= =================== ================ ==================


                                    SIGNATURE

         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to related only to matters having reference to such company or its subsidiaries.


                    SCANA CORPORATION




                    By:
                    -----------------------------------------------------
                    (Signature and printed name and title of signing officer)







Date:    April 30, 2001
      ------------------------------

EXHIBIT A

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 for SCANA Corporation (filed March 27, 2001 as Form 10-K and incorporated by reference herein).

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 for South Carolina Electric & Gas Company (filed March 27, 2001 as Form 10-K and incorporated by reference herein).

         Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 for Public Service Company of North Carolina, Incorporated (filed March 27, 2001 as Form 10-K and incorporated by reference herein)

EXHIBIT B

   B-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein)

   B-2      Articles of Amendment of SCANA, dated April 27, 1995 (Filed as
            Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein)

   B-3 By-Laws of SCANA as revised and amended on December 13, 2000 (Filed as Exhibit 3.22 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-4 Restated Articles of Incorporation of SCE&G, as adopted on December 15, 1993 (Filed as Exhibit 3.01 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-5 Articles of Amendment of SCE&G, dated June 7, 1994 and filed June 9, 1994 (Filed as Exhibit 3.02 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-6      Articles of Amendment of SCE&G, dated November 9, 1994 (Filed as
            Exhibit 3.03 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-7      Articles of Amendment of SCE&G, dated December 9, 1994 (Filed as
            Exhibit 3.04 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-8      Articles of Correction of SCE&G, dated January 17, 1995 (Filed as
            Exhibit 3.05 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-9      Articles of Amendment of SCE&G, dated January  13, 1995 (Filed as
            Exhibit 3.06 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-10     Articles of Amendment of SCE&G, dated March 30, 1995 (Filed as
            Exhibit 3.07 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-11 Articles of Correction of SCE&G - Amendment to Statement filed March 30, 1995, dated December 13, 1995 (Filed as Exhibit 3.08 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-12     Articles of Amendment of SCE&G, dated December 13, 1995 (Filed as
            Exhibit 3.09 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-13     Articles of Amendment of SCE&G, dated February 18, 1997 (Filed as
            Exhibit 3-L to Registration Statement No. 333-24919 and incorporated by reference herein)

   B-14     Articles of Amendment of SCE&G, dated February 21, 1997 (Filed as
            Exhibit 3.11 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-15     Articles of Amendment of SCE&G, dated April 22, 1997 (Filed as
            Exhibit 3.12 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-16     Articles of Amendment of SCE&G, dated April 9, 1998 (Filed as
            Exhibit 3.13 to Registration Statement No. 333-86387 and incorporated by reference herein)

   B-17     Articles of Amendment of SCE&G, dated May 19, 1999 (Filed as
            Exhibit 3.01 to Registration Statement No. 333-49960 and incorporated by reference herein)

   B-18     Articles of Amendment of SCE&G, dated August 13, 1999 (Filed as
            Exhibit 3.02 to Registration Statement No. 333-49960 and incorporated by reference herein)

   B-19     Articles of Amendment of SCE&G, dated March 1, 2000 (Filed as
            Exhibit 3.03 to Registration Statement No. 333-49960 and incorporated by reference herein)

   B-20 By-Laws of SCE&G as amended and adopted on February 22, 2001 (Filed as Exhibit 3.23 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-21 Articles of Incorporation of PSNC (formerly New Sub II, Inc.) dated February 12, 1999 (Filed as Exhibit 3.01 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-22 Articles of Amendment of PSNC (formerly New Sub II, Inc.) as adopted on February 10, 2000 (Filed as Exhibit 3.02 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-23     Articles of Correction of PSNC dated February 11, 2000 (Filed as
            Exhibit 3.03 to Registration Statement No. 333-45206 and incorporated by reference herein)

   B-24 By-Laws of PSNC as revised and amended on February 22, 2001 (Filed as Exhibit 3.24 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

   B-25     By-Laws of GENCO as amended  and restated on February 22, 2001
           (Filed herewith)

   B-26 By-Laws of SCFC as amended and restated on February 22, 2001 (Filed herewith)

   B-27 By-Laws of SCPC as amended and restated on February 22, 2001 (Filed herewith)

   B-28 By-Laws of SEMI as amended and restated on February 22, 2001 (Filed herewith)

   B-29 By-Laws of SCANA Services, Inc. as amended and restated on February 22, 2001 (Filed herewith)

   B-30 By-Laws of SCI as amended and restated on February 22, 2001 (Filed herewith)

   B-31 By-Laws of PSI as amended and restated on February 22, 2001 (Filed herewith)

   B-32 By-Laws of Palmark, Inc., as amended and restated on February 22, 2001 (Filed herewith)

   B-33 By-Laws of SR as amended and restated on February 22, 2001 (Filed herewith)

   B-34 By-Laws of ServiceCare, Inc. as amended and restated on February 22, 2001 (Filed herewith)

   B-35 By-Laws of SDC as amended and restated on February 22, 2001 (Filed herewith)

   B-36 Articles of Incorporation of SDC (formerly Energy Subsidiary, Inc.) dated November 15, 1968 (Filed under cover of Form SE)

   B-37 Articles of Amendment of SDC, dated December 10, 1984 (Filed under cover of Form SE)

   B-38 Articles of Amendment of SDC, dated August 26, 1993 (Filed under cover of Form SE)

   B-39 Articles of Incorporation of ServiceCare, Inc., dated September 20, 1994 (Filed under cover of Form SE)

   B-40 Articles of Incorporation of SEMI (formerly Carotane, Inc.), dated August 22, 1977 (Filed under cover of Form SE)

   B-41 Articles of Incorporation of SEMI, dated June 30, 1987 (Filed under cover of Form SE)

   B-42 Articles of Amendment of SEMI, dated September 19, 1988 (Filed under cover of Form SE)

   B-43 Articles of Merger of SEMI, dated March 1, 1988 (Filed under cover of Form SE)

   B-44 Articles of Merger of SEMI, dated December 22, 1989 (Filed under cover of Form SE)

   B-45 Articles of Amendment of SEMI, dated December 13, 1995 (Filed under cover of Form SE)

   B-46 Articles of Incorporation of SCANA Services, Inc. (formerly SCANA Service Company), dated December 14, 1999 (Filed under cover of Form SE)

   B-47 Articles of Amendment of SCANA Services, Inc., dated February 23, 2000 (Filed under cover of Form SE)

   B-48 Articles of Incorporation of GENCO, dated October 1, 1984 (Filed under cover of Form SE)

   B-49 Articles of Incorporation of SCI (formerly MPX Systems, Inc.), dated October 1, 1984 (Filed under cover of Form SE)

   B-50 Articles of Amendment of SCI, dated May 1, 1996 (Filed under cover of Form SE)

   B-51 Articles of Incorporation of PSI, dated August 25, 1986 (Filed under cover of Form SE)

   B-52 Restated Articles of Incorporation of PSI, dated February 5, 1990 (Filed under cover of Form SE)

   B-53 Articles of Incorporation of SCPC (formerly CPC, Inc.), dated September 9, 1977 (Filed under cover of Form SE)

   B-54 Articles of Amendment of SCPC, dated November 9, 1977 (Filed under cover of Form SE)

   B-55 Articles of Amendment of SCPC, dated May 27, 1982 (Filed under cover of Form SE)

   B-56 Articles of Amendment of SCPC, dated December 10, 1984 (Filed under cover of Form SE)

   B-57 Articles of Merger of SCPC, dated March 1, 1988 (Filed under cover of Form SE)

   B-58 Articles of Merger of SCPC, dated December 17, 1997 (Filed under cover of Form SE)

   B-59 Articles of Incorporation of SCFC, dated August 18, 1987 (Filed under cover of Form SE)

   B-60 Articles of Incorporation of SR (formerly SCANA Capital Resources, Inc.), dated September 8, 1987 (Filed under cover of Form SE)

   B-61 Articles of Amendment of SR, dated June 23, 1995 (Filed under cover of Form SE)

   B-62 Articles of Incorporation of PSNC Cardinal Pipeline Company, dated December 1, 1995 (Filed under cover of Form SE)

   B-63 By-Laws of PSNC Cardinal Pipeline Company as of December 1, 1995 (Filed under cover of Form SE)

   B-64 Articles of Amendment of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation), dated January 14, 1991 (Filed under cover of Form SE)

   B-65 Articles of Amendment of Clean Energy Enterprises, Inc., dated December 30, 1994 (Filed under cover of Form SE)

   B-66 By-Laws of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation) as amended and restated as of February 1, 1991 (Filed under cover of Form SE)

   B-67 Articles of Incorporation of PSNC Blue Ridge Corporation, dated August 31, 1992 (Filed under cover of Form SE)

   B-68 By-Laws of PSNC Blue Ridge Corporation as of September 2, 1992 (Filed under cover of Form SE)

   B-69     Articles of Amendment of SCE&G, dated May 10, 2000 (Filed as Exhibit
            3.19 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-70     Articles of Amendment of SCE&G, dated June 12, 2000 (Filed as
            Exhibit 3.20 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-71     Articles of Amendment of SCE&G, dated August 2, 2000 (Filed as
            Exhibit 3.21 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-72     Articles of Amendment of SCE&G, dated March 9, 2001 (Filed as
            Exhibit 3.22 to Form 10-K/A for the year ended December 31, 2000 and incorporated by reference herein)

   B-73 Agreement of Limited Partnership of South Carolina Coaltech No.1 LP, dated April 7, 2000 (Filed herewith)

   B-74 Articles of Incorporation of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE)

   B-75 Articles of Amendment of PSNC Production Corporation, dated January 14, 1991 (Filed under cover of Form SE)

   B-76 By-laws of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE)

   B-77 Articles of Organization of Pine Needle LNG Company, LLC, dated July 28, 1995 (Filed under cover of Form SE)

   B-78 Articles of Organization of Cardinal Pipeline Company LLC (formerly Cardinal Extension Company, LLC) , dated December 6, 1995 (Filed under cover of Form SE)

   B-79 Operating Agreement of FRC, LLC dated August 30, 1999 (Filed under cover of Form SE)

   B-80 Operating Agreement of SCANA Energy Trading, LLC, dated June 1, 1998 (Filed under cover of Form SE)

   B-81 Limited Liability Company Agreement of Palmetto Lime, LLC, dated August 26, 1996 (Filed under cover of Form SE)

   B-82 Third Restated Certificate of Incorporation of Powertel, Inc. (formerly InterCel, Inc.), dated June 6, 1996 (Filed as Exhibit 10(yy) to Powertel's Form 10-Q for the quarter ended September 30, 1996 and incorporated by reference herein)

   B-83 Certificate of Amendment of Restated Certificate of Incorporation of Powertel, Inc. dated June 23, 1997 (Filed as Exhibit 10(b) to Powertel's Form 8-K filed July 1, 1997 and incorporated by reference herein)

   B-84 Certificate of Amendment of the Third Restated Certificate of Incorporation of Powertel, Inc. as filed on June 16, 2000 with the Secretary of State of the State of Delaware (Filed as Exhibit 3(i) to Powertel's Form 10-Q for the quarter ended June 30, 2000 and incorporated by reference herein)

   B-85 Restated By-laws of Powertel, Inc. (formerly InterCel, Inc.) (Filed as Exhibit 3(b) to Registration Statement No. 33-72734 and incorporated by reference herein)

   B-86 Amended and Restated Certificate of Incorporation of SOLO Energy Corporation, dated February 16, 1999 (Filed under cover of Form SE)

   B-87     Certificate of Formation of Cogen South  LLC, dated February 6, 1996
           (Filed under cover of Form SE)

   B-88     Limited Liability Agreement of Cogen South LLC, dated June 1, 1996
           (Filed under cover of Form SE)

The Articles of Incorporation or other fundamental document of organization and/or the By-laws or rules and regulations corresponding thereto of the following companies are currently unavailable to SCANA Corporation as a non-majority shareholder; SOLO Energy Corporation; FRC, LLC; Palmetto Lime, LLC; Pine Needle LNG Company, LLC and Cardinal Pipeline Company, LLC.


EXHIBIT C

   C-1 Indenture dated as of November 1, 1989 between SCANA Corporation and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration No. 33-32107 and incorporated by reference herein)

   C-2 Indenture dated as of January 1, 1945, between the South Carolina Power Company and Central Hanover Bank and Trust Company, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of May 1, 1946, May 1, 1947 and July 1, 1949 (Filed as Exhibit 2-B to Registration Statement No. 2-26459 and incorporated by reference herein)

   C-3 Fourth Supplemental Indenture dated as of April 1, 1950, to Indenture referred to in Exhibit C-2, pursuant to which SCE&G assumed said Indenture (Exhibit 2-C to Registration Statement No. 2-26459 and incorporated by reference herein)

   C-4 Fifth through Fifty-third Supplemental Indenture referred to in Exhibit C-2 dated as of the dates indicated below and filed as exhibits to the Registration Statements whose file numbers are set forth below and are incorporated by reference herein

-----------
            December 1, 1950  Exhibit 2-D         to Registration No. 2-26459
            July 1, 1951      Exhibit 2-E         to Registration No. 2-26459
            June 1, 1953      Exhibit 2-F         to Registration No. 2-26459
            June 1, 1955      Exhibit 2-G         to Registration No. 2-26459
            November 1, 1957  Exhibit 2-H         to Registration No. 2-26459
            September 1, 1958 Exhibit 2-I         to Registration No. 2-26459
            September 1, 1960 Exhibit 2-J         to Registration No. 2-26459
            June 1, 1961      Exhibit 2-K         to Registration No. 2-26459
            December 1, 1965  Exhibit 2-L         to Registration No. 2-26459
            June 1, 1966      Exhibit 2-M         to Registration No. 2-26459
            June 1, 1967      Exhibit 2-N         to Registration No. 2-29693
            September 1, 1968 Exhibit 4-O         to Registration No. 2-31569
            June 1, 1969      Exhibit 4-C         to Registration No. 33-38580
            December 1, 1969  Exhibit 4-O         to Registration No. 2-35388
            June 1, 1970      Exhibit 4-R         to Registration No. 2-37363
            March 1, 1971     Exhibit 2-B-17      to Registration No. 2-40324
            January 1, 1972   Exhibit 2-B         to Registration No. 33-38580
            July 1, 1974      Exhibit 2-A-19      to Registration No. 2-51291
            May 1, 1975       Exhibit 4-C         to Registration No. 33-38580
            July 1, 1975      Exhibit 2-B-21      to Registration No. 2-53908
            February 1, 1976  Exhibit 2-B-22      to Registration No. 2-55304
            December 1, 1976  Exhibit 2-B-23      to Registration No. 2-57936
            March 1, 1977     Exhibit 2-B-24      to Registration No. 2-58662
            May 1, 1977       Exhibit 4-C         to Registration No. 33-38580
            February 1, 1978  Exhibit 4-C         to Registration No. 33-38580
            June 1, 1978      Exhibit 2-A-3       to Registration No. 2-61653
            April 1, 1979     Exhibit 4-C         to Registration No. 33-38580
            June 1, 1979      Exhibit 2-A-3       to Registration No. 33-38580
            April 1, 1980     Exhibit 4-C         to Registration No. 33-38580
            June 1, 1980      Exhibit 4-C         to Registration No. 33-38580
-----------
            December 1, 1980  Exhibit 4-C         to Registration No. 33-38580
            April 1, 1981     Exhibit 4-D         to Registration No. 33-49421
            June 1, 1981      Exhibit 4-D         to Registration No. 2-73321
            March 1, 1982     Exhibit 4-D         to Registration No. 33-49421
            April 15, 1982    Exhibit 4-D         to Registration No. 33-49421
            May 1, 1982       Exhibit 4-D         to Registration No. 33-49421
            December 1, 1984  Exhibit 4-D         to Registration No. 33-49421
            December 1, 1985  Exhibit 4-D         to Registration No. 33-49421
            June 1, 1986      Exhibit 4-D         to Registration No. 33-49421
            February 1, 1987  Exhibit 4-D         to Registration No. 33-49421
            September 1, 1987 Exhibit 4-D         to Registration No. 33-49421
            January 1, 1989   Exhibit 4-D         to Registration No. 33-49421
            January 1, 1991   Exhibit 4-D         to Registration No. 33-49421
            February 1, 1991  Exhibit 4-D         to Registration No. 33-49421
            July 15, 1991     Exhibit 4-D         to Registration No. 33-49421
            August 15, 1991   Exhibit 4-D         to Registration No. 33-49421
            April 1, 1993     Exhibit 4-E         to Registration No. 33-49421
            July 1, 1993      Exhibit 4-D         to Registration No. 33-57955
            May 1, 1999       Exhibit 4.04        to Registration No. 333-86387

-----------
   C-5 Indenture dated as of April 1, 1993 from South Carolina Electric & Gas Company to NationsBank of Georgia, National Association (Filed as Exhibit 4-F to Registration Statement No. 33-49421 and incorporated by reference herein)

-----------
   C-6 First Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 1, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-49421 and incorporated by reference herein)

-----------
   C-7 Second Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 15, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-57955 and incorporated by reference herein)

-----------
   C-8 Trust Agreement for SCE&G Trust I (Filed as Exhibit 4.03 to Registration Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-9 Certificate of Trust of SCE&G Trust I (Filed as Exhibit 4.04 to Registration Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-10     Junior Subordinated Indenture for SCE&G Trust I (Filed as Exhibit
            4.05 to Registration Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-11 Guarantee Agreement for SCE&G Trust I (Filed as Exhibit 4.06 to Registration Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-12     Amended and Restated Trust Agreement for SCE&G Trust I (Filed as
            Exhibit 4.07 to Registration Statement No. 333-49960 and incorporated by reference herein)

-----------
   C-13 Debenture Purchase Agreement, dated as of September 15, 1988, with respect to $25 million of 10% Senior Debentures due October 1, 2003 (Filed as Exhibit 4.01 to Registration Statement No.
            333-45206 and incorporated by reference herein)

   C-14 Amendment to Debenture Purchase Agreement dated as of September 15, 1988, between PSNC and Southland Life Insurance Company (Filed as
            Exhibit 4.02 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-15 Amendment to Debenture Purchase Agreement dated as of September 15, 1988, between PSNC and Jefferson-Pilot Life Insurance Company (Filed as Exhibit 4.03 to Registration Statement No.
            333-45206 and incorporated by reference herein)

   C-16 Amendment to Debenture Purchase Agreement dated as of September 15, 1988, between PSNC and The Franklin Life Insurance Company (Filed as Exhibit 4.04 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-17 Amendment to Debenture Purchase Agreement dated as of September 15, 1988, between PSNC and Columbus Life Insurance Company (Filed as
            Exhibit 4.05 to Form 10-Q for the quarter ended September 30, 2000 and incorporated by reference herein)

-----------
   C-18 Amendment to Debenture Purchase Agreement dated as of September 15, 1988, between PSNC and Salkeld & Company (Filed as Exhibit 4.06 to Form 10-Q for the quarter ended September 30, 2000 and incorporated by reference herein)

-----------
   C-19 Amendment to Debenture Purchase Agreement dated as of September 15, 1988, between PSNC and UMB Bank (Filed as Exhibit 4.07 to Form 10-Q for the quarter ended September 30, 2000 and incorporated by reference herein)

-----------
   C-20 Debenture Purchase Agreement, dated as of December 5, 1989, as amended, with respect to $43 million of 10% Senior Debentures due December 1, 2004 (Filed as Exhibit 4.05 to Registration Statement No.
            333-45206 and incorporated by reference herein)

-----------
   C-21 Amendment to Debenture Purchase Agreement dated as of December 5, 1989, between PSNC and The Prudential Life Insurance Company of America (Filed as Exhibit 4.06 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-22 Debenture Purchase Agreement, dated as of June 25, 1992, with respect to $32 million of 8.75% Senior Debentures due June 30, 2012 (Filed as Exhibit 4.07 to Registration Statement No.
            333-45206 and incorporated by reference herein)

-----------

   C-23 Indenture dated as of January 1, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.08 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-24 First Supplemental Indenture dated as of January 1, 1996, between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.09 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-25 Second Supplemental Indenture dated as of December 15, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.10 to Registration Statement No. 333-45206 and incorporated by reference herein)

-----------
   C-26 Third Supplemental Indenture dated as of February 10, 2000 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.11 to Registration Statement No. 333-45206 and incorporated by reference herein)

   C-27 Fourth Supplemental Indenture dated as of February 12, 2001 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.28 to Form 10-K for the year ended December 31, 2000 and incorporated by reference herein)

-----------

EXHIBIT D

                     INTERIM INCOME TAX ALLOCATION AGREEMENT

     THIS AGREEMENT, made as of the 31st day of December, 1999, by and between SCANA Corporation ("SCANA") and each of its wholly owned subsidiaries, namely SCANA Service Company, South Carolina Electric & Gas Company, South Carolina Pipeline Corporation, South Carolina Fuel Company, Inc., S.C. Generating Company, Inc., SCANA Communications, Inc. and its wholly owned subsidiary SCANA Communications Holdings, Inc. (Holdings being a Delaware corporation), Primesouth, Inc. and its wholly owned subsidiary Palmark, Inc., SCANA
Development Corporation, SCANA Energy Marketing, Inc., SCANA Petroleum Resources, Inc. and its wholly owned subsidiary SPR Gas Services, Inc., SCANA Propane Gas, Inc. and its wholly owned subsidiaries USA Cylinder Exchange, Inc. and SCANA Propane Supply, Inc., SCANA Propane Storage, Inc., ServiceCare, Inc., and SCANA Resources, Inc. and its wholly owned subsidiary Company 19A (formerly Instel, Inc.), all of the forementioned corporations hereinafter referred to individually as the "Company" and collectively referred to as the "Companies", each Company being a South Carolina corporation, except SCANA Communications Holdings, Inc. as above indicated, is effective for the Consolidated Tax reflected on the Consolidated Tax Return for calendar year end 1999 and subsequent years.

     In the event that the merger between SCANA and Public Service Company of North Carolina, Inc.("PSNC") is approved by all required governmental authorities -- which is fully anticipated, the shareholders of both SCANA and PSNC having on July 1st, 1999 approved of said merger -- PSNC will become a wholly owned subsidiary of SCANA and will likewise participate in this Agreement beginning with the first calendar year end Consolidate Tax Return for which it is able. Subject to this condition precedent, PSNC, which although presently a North Carolina corporation will at the conclusion of the merger be incorporated instead in South Carolina, is also a signatory to this Agreement. PSNC shall also be referred to as "Company" in accordance with the preceding paragraph.

                                   WITNESSETH:

     WHEREAS, the Companies file a consolidated federal income tax return and the consolidated federal income tax liability has been allocated among the Companies included in the consolidated return in accordance with the provisions of subparagraph (a)(1) of Section 1552 of the Internal Revenue Code of 1986 and other applicable requirements of Rule 45(c) under the Public Utility Holding Company Act of 1935.

     WHEREAS, Rule 45(c) sets forth the method by which Companies filing a consolidated federal income tax return (hereinafter referred to as the "consolidated tax return") may use to allocate the consolidated federal income tax liability among the members of the group; however, in order to utilize such method, a written agreement must be executed by the Company setting forth the allocation method for each taxable year.

     WHEREAS, the Companies desire to allocate their federal income tax liability in accordance with the following procedures; NOW THEREFORE, the Companies do agree as follows:

                                    ARTICLE I

                                   Definitions

     1.1 "Consolidated Tax" is the aggregate tax liability for a tax year, being the tax shown on the consolidated return and any adjustments thereto thereafter determined. The consolidated tax will be the refund if the consolidated return shows a negative tax. 1.2 "Corporate Tax Credit" is a negative separate return tax of a Company for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefit of such Company in the consolidated tax return.

     1.3 "Corporate Taxable Income" is the income or loss of a Company for a tax year, computed as though such Company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from the Companies shall be disregarded, and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect. It shall further be adjusted to allow for applicable rights accrued to a Company for the recognition of negative corporate taxable income consistent with the provisions of Article II herein, but carryovers and carrybacks shall not be taken into account as loss Companies are to receive current payment of their Corporate Tax Credits. If a Company is a member of the registered system's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for all purposes for that year under this Agreement. 1.4 "Separate Return Tax" is the tax on the Corporate Taxable Income of a Company computed as though such Company was not a member of a consolidated group.

                                   ARTICLE II

                            Tax Allocation Procedures

     2.1 The Consolidated Tax shall be apportioned among the Companies in proportion to the Corporate Taxable Income of each member of the affiliated group. Each Company which incurs a tax loss for the year shall be included in the allocation of Consolidated Tax and shall receive a Corporate Tax Credit, the amount of which shall be currently paid to the Company by SCANA increased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year. Companies with a positive allocation of the Consolidated Tax shall currently pay the amount so allocated, decreased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year.

     Special Rule Regarding SCANA: In making the tax allocations provided for in this Agreement, notwithstanding any of the foregoing, no corporate tax benefits shall be allocated to SCANA. Although the separate corporate taxable income or taxable loss of SCANA and any tax credits attributable to SCANA will be included in the consolidated return, only the tax savings attributable to such items shall be allocated to the other Companies as if SCANA was not a member of the Companies in the consolidated return group. In making this allocation, the tax savings of SCANA shall be allocated only to the other member Companies in the consolidated return group having taxable income. SCANA will remit, from its separate resources, funds for the payment of tax liabilities owed by SCANA. 2.2 SCANA shall pay to the Internal Revenue Service the group's Consolidated Tax liability from the net of the receipts and payments. 2.3 No Company shall be allocated any income tax greater than the Separate Return Tax of such Company
2.4 To the extent that the Consolidated and Corporate Taxable Incomes include material items taxed at rates other than the statutory rate (such as capital gains and preference items), the portion of the Consolidated Tax attributable to these items shall be apportioned directly to the members of the group giving rise to such items.

     2.5 Should the Companies generate a net consolidated tax loss for a tax year that is too large to be used in full for that year, with result that there are uncompensated Corporate Tax Credit benefits for that year, the carryover of uncompensated benefits related to the carryforward of tax losses applied to reduce Consolidated Taxable Income in future tax years shall be apportioned in accordance with the respective Companies' contributions to such loss. The tax benefits of any resultant carryback shall be allocated proportionally to the Companies that generated corporate tax losses in the year the consolidated net operating tax loss was generated. Any related loss of credits, including investment tax credit reversals, shall be allocated to the member Company that utilized the credits in the prior year in the same proportion that the credit lost is to the total credit utilized in the prior year. Investment tax credit reversals allocated to a member Company will be added to that Company's available corporate investment tax credit for future allocations. A prior year consolidated net operating tax loss carryforward applied to reduce current year Consolidated Taxable Income shall be allocated proportionally to member Companies that generated a corporate tax loss in the year the consolidated net operating loss was generated. 2.6 Adjustments to or revisions of the Consolidated Tax as a result of subsequent events such as amended returns, revenue agents' reports, litigation or negotiated settlements shall be allocated in accordance with the principles established in this Agreement.

                                   ARTICLE III
                                    Amendment

     This Agreement is subject to revision as a result of changes in income tax law and changes in relevant facts and circumstances.

     IN WITNESS WHEREOF, this Agreement has been executed by an officer of each company as of the day and year first above written by the Companies.

ATTEST:                                              SCANA Corporation


--------------------------                  -----------------------------
L. M. Williams, Secretary                  W. B. Timmerman
                                           President and C.E.O

ATTEST:                                    CANA Service Company

--------------------------                  ------------------------------
L. M. Williams, Secretary                 Timmerman, C.E.O and C.O.O.


ATTEST:                                    South Carolina Electric & Gas Company

--------------------------                  -------------------------------
L. M. Williams, Secretary                  John L. Skolds, President


ATTEST:                                    South Carolina Pipeline Corporation

--------------------------                 -------------------------------
L. M. Williams, Secretary                  Asbury H. Gibbes, President


ATTEST:                                    South Carolina Fuel Company, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  John L. Skolds, President


ATTEST:                                  South Carolina Generating Company, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  John L. Skolds, President

ATTEST:                                    SCANA Communications, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  George J. Bullwinkel, Jr., President

ATTEST:                                    SCANA Communications Holdings, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  Kevin B. Marsh, C.F.O.


ATTEST:                                    Primesouth, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  John L. Skolds, President


ATTEST:                                             Palmark, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  John L. Skolds, President


ATTEST:                                    SCANA Development Corporation

--------------------------                 -------------------------------
L. M. Williams, Secretary                  Asbury H. Gibbes, President



ATTEST:                                    SCANA Energy Marketing, Inc.


--------------------------                 -------------------------------
L. M. Williams, Secretary                  Asbury H. Gibbes, President


ATTEST:                                    SCANA Petroleum Resources, Inc.


--------------------------                          ----------------------------
L. M. Williams, Secretary                  Asbury H. Gibbes, President


ATTEST:                                    SPR Gas Services, Inc.


--------------------------                 -----------------------------
L. M. Williams, Secretary                  Asbury H. Gibbes, President


ATTEST:                                    SCANA Propane Gas, Inc.


--------------------------                 ------------------------------
L. M. Williams, Secretary                  Kevin B. Marsh, C.F.O.


ATTEST:                                             USA Cylinder Exchange, Inc.


--------------------------                  ------------------------------
L. M. Williams, Secretary                  Kevin B. Marsh, C.F.O.


ATTEST:                                             SCANA Propane Supply, Inc.


--------------------------                  -------------------------------
L. M. Williams, Secretary                           Kevin B. Marsh, C.F.O.


ATTEST:                                             SCANA Propane Storage, Inc.


--------------------------                  ------------------------------
L. M. Williams, Secretary                           Kevin B. Marsh, C.F.O.



ATTEST:                                     Service Care, Inc.


--------------------------                  ------------------------------
L. M. Williams, Secretary                   Ann M. Milligan, President


ATTEST:                                             SCANA Resources, Inc.


--------------------------                  ------------------------------
L. M. Williams, Secretary                   Kevin B. Marsh, C.F.O.


ATTEST:                                     Company 19A


--------------------------                  -------------------------------
L. M. Williams, Secretary                   Kevin B. Marsh, C.F.O.


ATTEST:                            Public Service Company of North Carolina,Inc.


--------------------------                  ------------------------------
L. M. Williams, Secretary                    C. E. Zeigler, Jr., President


EXHIBIT E

None

EXHIBIT F

SCANA CORPORATION

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2000, of our report dated February 7, 2001 (February 16, 2001 as to Note 15), included in the Annual Report on Form 10-K to the Securities and Exchange Commission of SCANA Corporation and its subsidiaries for the year ended December 31, 2000.


DELOITTE & TOUCHE

Columbia, South Carolina
April 27, 2001






SOUTH CAROLINA ELECTRIC & GAS COMPANY

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2000, of our report dated February 7, 2001, included in the Annual Report on Form 10-K to the Securities and Exchange Commission of South Carolina Electric and Gas Company and its subsidiaries for the year ended December 31, 2000.


DELOITTE & TOUCHE

Columbia, South Carolina
April 27, 2001

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2000, of our report dated February 7, 2001 (February 16, 2001 as to Note 15), included in the Annual Report on Form 10-K to the Securities and Exchange Commission of Public Service Company of North Carolina, Incorporated and its subsidiaries for the year ended December 31, 2000.


DELOITTE & TOUCHE

Columbia, South Carolina
April 27, 2001





EXHIBIT G

None

EXHIBIT H

None